                                                FILED PURSUANT TO RULE 424(B)(1)
                                                   REGISTRATION NUMBER 333-53867

PROSPECTUS
                                3,425,000 SHARES

                                     [LOGO]

                           4FRONT TECHNOLOGIES, INC.

                                  COMMON STOCK

    Of the 3,425,000 shares of Common Stock offered hereby, 2,740,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 685,000 shares are being offered initially outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering.") The U.S. Offering and the International Offering are sometimes referred to collectively as the "Offering." The initial public offering price and the aggregate underwriting discount will be identical for both offerings. See "Underwriting."

    Of the 3,425,000 shares of Common Stock offered hereby, 2,955,292 shares are being offered by the Company and 469,708 shares are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders except for the receipt of approximately $1.6 million from the exercise of certain options and warrants by the Selling Stockholders. See "Principal and Selling Stockholders." The Company's Common Stock is quoted on the Nasdaq National Market under the symbol FFTI. On July 1, 1998, the last reported sale price of the Common Stock was
$12 1/2 per share. See "Price Range of Common Stock." The Common Stock has been approved for quotation on EASDAQ under the symbol FFTI.
                           --------------------------
            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

                                                                                                PROCEEDS TO
                                  PRICE TO           UNDERWRITING          PROCEEDS TO            SELLING
                                   PUBLIC            DISCOUNT (1)          COMPANY (2)         STOCKHOLDERS
Per Share..................        $11.00                $0.63               $10.37               $10.37
Total (3)..................      $37,675,000          $2,166,312           $30,638,990          $4,869,698

(1) See "Underwriting" for indemnification agreements with the U.S. Underwriters and the International Managers (together, "Underwriters.")

(2) Before deducting estimated expenses of the offering payable by the Company estimated at $850,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 513,750 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $43,326,250, $2,491,259 and $35,965,293, respectively. See
    "Underwriting."
                           --------------------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about July 8, 1998 at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

              FAC/EQUITIES

                          WHEAT FIRST UNION

                                                             KAUFMAN BROS., L.P.
                                ----------------

                    CO-MANAGERS AND MARKET MAKERS ON EASDAQ

HAMBRECHT & QUIST EUROMARKETS

                                                    PANMURE GORDON & CO. LIMITED

JULY 2, 1998

                                  [PHOTO PAGE]
4FRONT TECHNOLOGIES, INC.

HARDWARE MAINTENANCE
FULL ON-SITE MAINTENANCE AND SUPPORT SERVICES

HELP DESK SERVICES
HELP DESK SERVICES FOR CORPORATE AND RETAIL USERS IN THE UK AND EUROPE.

NETWORK SOLUTIONS
ENTERPRISE-WIDE NETWORK COMPUTING AND REMOTE ACCESS SOLUTIONS.

MANAGED SERVICES
MANAGED SERVICES FOR CORPORATE USERS THROUGHT THE UK AND EUROPE.

SOFTWARE SOLUTIONS
TAILORED MANAGEMENT INFORMATION SYSTEMS

STORAGE SYSTEMS AND PRODUCTS
SUPPLYING HIGH-CAPACITY STORAGE SOLUTIONS TO CORPORATE USERS.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, ON EASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

    No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of the Prospectus nor any sale made hereby shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.
                         ------------------------------

    In addition to tradenames of the Company, this Prospectus also includes product names and trademarks and other trade names of other organizations.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING INFORMATION UNDER "RISK FACTORS" AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS." UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE FROM THE COMPANY UP TO 600,000 ADDITIONAL SHARES OF COMMON STOCK WILL NOT BE EXERCISED. THE COMPANY CONDUCTS OPERATIONS IN BRITISH POUNDS STERLING. FOR FINANCIAL REPORTING PURPOSES, BRITISH POUNDS ARE CONVERTED INTO U.S. DOLLARS AT THE PREVAILING RATE AS OF THE DATE OR AT THE WEIGHTED AVERAGE FOR THE PERIOD COVERED. UNLESS SPECIFICALLY STATED OTHERWISE HEREIN, ALL CONVERSIONS OF BRITISH POUNDS INTO U.S. DOLLARS REFERENCED IN THIS PROSPECTUS HAVE BEEN CONVERTED USING A CONVERSION RATE OF 1.670 AND 1.631 DOLLARS PER POUND IN RESPECT OF OPERATIONS DURING THE THREE MONTHS ENDED APRIL 30, 1998 AND 1997, RESPECTIVELY, AND 1.643,
1.607 AND 1.575 DOLLARS PER POUND IN RESPECT OF OPERATIONS DURING THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996, RESPECTIVELY, AND AT A RATE OF 1.671, 1.633, 1.602 AND 1.511 DOLLARS PER POUND IN RESPECT OF THE APRIL 30, 1998, JANUARY 31, 1998, 1997 AND 1996 BALANCE SHEETS. REFERENCES IN THIS PROSPECTUS TO A FISCAL YEAR OF THE COMPANY REFER TO THE 12-MONTH PERIOD ENDING OR ENDED ON JANUARY 31 OF THAT YEAR. THEREFORE, FISCAL 1998 REFERS TO THE 12-MONTH PERIOD ENDED JANUARY 31, 1998.

                                  THE COMPANY

    4Front Technologies, Inc. ("4Front" or the "Company") is a leading provider of information technology ("IT") solutions, which consist of specialized computer services and complementary products, primarily to blue chip corporations and government authorities in the United Kingdom ("UK") and, to a growing extent, in Continental Europe. 4Front's solutions include hardware maintenance, help desk support, network services, specialized software services and products and the supply of high-end storage systems. 4Front's customers include British Petroleum, British Telecom, Computer Sciences Corporation, Dupont, IBM, JP Morgan, NatWest Capital Markets, Pfizer, Reuters and the UK Ministry of Defence.

    Accelerating technological advancement, migration of organizations toward multivendor distributed networks, and increased globalization of corporate activity have contributed to a significant increase in the sophistication and interdependency of corporate computing systems. The Company believes that the desire by corporations to focus upon their core activities while enjoying the benefits of such multivendor distributed networks, together with increasing skill shortages within the IT industry, have led them increasingly to rely upon specialist outsourcing service organizations such as the Company to support the development and maintenance of their IT systems.

    The UK computer services market, the fastest growing in Europe, is currently estimated at $18 billion annually, according to the 1997 Holway Report on Software and Computing Services in Europe (the "Holway Report"). The UK market grew by an estimated 19% between 1996 and 1997. The Western European computer services market is currently estimated at $110 billion, according to the Holway Report. This market grew by an estimated 13% between 1996 and 1997. Both the UK and the Western European computer services markets remain highly fragmented, with no single company serving more than 6% of the respective markets.

    The Company's objective is to leverage its position in the UK to become a leading independent provider of IT solutions in Europe. The key elements of the Company's strategy are to (i) leverage and promote the "4Front" brand, (ii) increase client penetration, (iii) further expand the range of services and products offered, (iv) continue to build the Company's market position in Continental Europe and (v) pursue strategic acquisitions and alliances.

    The Company's principal corporate offices are located at 5650 Greenwood Plaza Blvd., Suite 107, Englewood, Colorado 80111, telephone (303) 721-7341. The Company's principal operational offices are located at 57A Hatton Garden, London, EC1N 8JD, England, telephone +44-171-269-5800.

                                  THE OFFERING

Common Stock offered by:
  The Company...............................................  2,955,292 shares
  The Selling Stockholders..................................  469,708 shares
      Total.................................................  3,425,000 shares
Common Stock offered for sale in:
  United States offering....................................  2,740,000 shares
  International offering....................................  685,000 shares
      Total.................................................  3,425,000 shares
Common Stock to be outstanding after the Offering...........  10,519,317 shares(1)
Use of proceeds.............................................  Repayment of certain indebtedness and for working
                                                              capital and general corporate
                                                              purposes, including potential
                                                              strategic acquisitions.
Nasdaq National Market Symbol...............................  FFTI
EASDAQ Symbol...............................................  FFTI

------------------------

(1) Excludes 2,003,840 shares of Common Stock subject to outstanding stock options, exercisable at an average exercise price of $5.22 per share, and 979,457 shares of Common Stock, subject to outstanding warrants, exercisable at an average exercise price of $6.63 per share. Does not include 50,410 shares of Common Stock reserved for issuance upon the exercise of options. See "Management--Stock Options" and "--Stock Options and Benefit Plans."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                   THREE
                                                                                                                MONTHS ENDED
                                                                    YEAR ENDED JANUARY 31,                       APRIL 30,
                                                     -----------------------------------------------------  --------------------
                                                       1994       1995      1996(2)    1997(3)     1998       1997       1998
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                                (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA (1):
Revenues:
  Services.........................................  $   1,986  $   4,571  $   7,869  $  19,032  $  45,302  $   8,196  $  16,437
  Products.........................................        851      6,669     24,380     33,983     38,843     10,428     10,267
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues...............................      2,837     11,240     32,249     53,015     84,145     18,624     26,704
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross Profit:
  Services.........................................      1,341      2,669      4,979     12,391     22,761      4,048      8,808
  Products.........................................        215      1,757      5,707      4,606      6,722      1,547      1,733
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total gross profit.............................      1,556      4,426     10,686     16,997     29,483      5,595     10,541
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Selling, general and administrative................      1,117      3,565      9,567     13,792     22,796      4,355      8,004
Depreciation and amortization......................         63        216        560        976      2,213        406        716
Net income (loss)..................................  $     304  $     355  $    (652) $  (2,344) $   3,069  $     631  $   1,092
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share (Basic)................  $    0.25  $    0.20  $   (0.24) $   (0.45) $    0.47  $    0.10  $    0.15
Net income (loss) per share (Diluted)..............  $    0.25  $    0.20  $   (0.24) $   (0.45) $    0.43  $    0.09  $    0.13
Weighted average number of shares:
  Basic............................................      1,198      1,813      2,743      5,170      6,589      6,515      7,060
  Diluted..........................................      1,198      1,813      2,743      5,683      7,129      6,696      8,653

                                                                                  APRIL 30, 1998
                                                                            --------------------------
                                                                                              AS
                                                                              ACTUAL      ADJUSTED(4)
                                                                            -----------  -------------
                                                                                   (UNAUDITED)
  CONSOLIDATED BALANCE SHEET DATA:
  Current assets..........................................................   $  40,403     $  64,614
  Current liabilities.....................................................      38,162        30,962
  Total assets............................................................      62,424        86,635
  Long-term debt (including capital lease obligations)....................         487           487
  Total stockholders' equity..............................................   $  23,008     $  54,419

------------------------

(1) The Company has grown substantially through acquisitions which materially affect the comparability of the financial data reflected herein. The Summary Consolidated Financial Information includes the results of operations of businesses which were acquired effective January 1994, November 1994, April 1995, August 1996, October 1996, September 1997 and October 1997, and which were accounted for under the purchase method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) In fiscal 1996, the Company incurred the share of a joint venture's loss of $761.

(3) In fiscal 1997, the Company incurred (i) a non-recurring charge of $2,286 which related to the Company's reorganization and restructuring of its maintenance support services business, including reduction of employee headcount, (ii) a write down of goodwill of $552 relating to the loss of certain contracts by an acquired company and (iii) the write down of an investment in a joint venture partner of $500 and the share of a joint venture's loss of $799.

(4) Adjusted to give effect to the sale of 2,955,292 shares of Common Stock by the Company hereby at the public offering price of $11 per share and the application of the net proceeds therefrom and from the exercise of certain options and warrants by the Selling Stockholders, after deducting the estimated underwriting discount and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH BELOW AND UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS IN THIS PROSPECTUS GENERALLY. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE MADE AS OF THE DATE OF THIS PROSPECTUS AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS.

    FUTURE OPERATING RESULTS UNCERTAIN. Although the Company had net income of $304,000 and $355,000 in the fiscal years ended January 31, 1994 and 1995, respectively, and net income of $3,069,000 in the fiscal year ended January 31, 1998, the Company had a net loss of $652,000 in the fiscal year ended January 31, 1996, primarily due to write-downs relating to capitalized software development costs and the Company's investment in the ActionTrac International partnership, and a net loss of $2,344,000 in the fiscal year ended January 31, 1997, primarily due to the write-down of goodwill in connection with acquisitions, reorganization costs and the write-down of the Company's investment in the ActionTrac International partnership. As of April 30, 1998, the Company had an accumulated deficit of approximately $2.1 million. The revenue growth rates and profitability experienced by the Company in recent periods may not be indicative of its future growth and profitability and there can be no assurances that the Company will remain profitable. The Company plans to continue to expand its level of operations, resulting in increased fixed costs and operating expenses. The Company's operating results and net income will be adversely affected to the extent that net sales and gross profits do not increase sufficiently to offset such increased expenses, of which there can be no assurance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    FLUCTUATIONS IN QUARTERLY AND ANNUAL OPERATING RESULTS. The Company's quarterly and annual operating results have in the past varied and may in the future vary significantly depending on factors such as the effect of Company acquisitions, the size, timing and recognition of revenue from significant orders, increased competition, the timing of new product releases by the Company and its competitors, market acceptance of the Company's products, changes in the Company's and its competitors' pricing policies, budgeting cycles of its customers, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rates, changes in the outlook for new products and services and general economic factors. In addition, because the gross margins of the Company's services and products have varied in the past and may vary in the future both among themselves and over time, changes in the revenue mix from services and products may affect quarterly operating results. The Company therefore believes that period-to-period comparisons of its results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. Further, it is possible that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    GROWTH STRATEGY; ACQUISITION OF COMPLEMENTARY BUSINESSES. A significant component of the Company's growth strategy depends on the Company's ability to acquire complementary businesses. The Company faces increasing competition from other potential purchasers when seeking to acquire computer services companies. Although the Company has been successful in acquiring computer services companies, there can be no assurance that suitable additional acquisitions can be identified, consummated or successfully integrated into the Company's operations. The Company has used a combination of cash and Common Stock for acquisitions. In the event that potential acquisition candidates are unwilling to accept the Company's securities as consideration, the Company will be required to use more cash resources to continue its acquisition program. In addition, if sufficient financing is not available as needed on terms acceptable to the Company, the Company's acquisition program could be adversely affected.

    INTEGRATION OF NEW ACQUISITIONS; ABILITY TO MANAGE GROWTH. As a result of both acquisitions and internal growth, the Company has recently experienced a period of rapid growth and expansion. The Company's growth and expansion has placed, and could continue to place, a significant strain on the Company's personnel and other resources. The Company expects to continue to grow primarily by the acquisition of service companies which are complementary to the Company's existing business operations. See "--Growth Strategy; Acquisition of Complementary Businesses." Acquisitions involve numerous risks, including difficulties in the assimilation of the operations of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has limited or no direct experience and the potential loss of key employees of the acquired companies. There can be no assurance that any acquisition will result in long-term benefits to the Company or that the Company's management will be able to effectively manage the resulting businesses. In addition, the Company's future success will depend in part on its ability to manage potentially rapid growth as it makes additional acquisitions. To accommodate this recent growth and to compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage its workforce. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations. The failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company's recent growth can be sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."

    ABILITY TO RESPOND TO TECHNOLOGICAL CHANGE. The market for computer systems and products is characterized by constant technological change, frequent new product introductions and evolving industry standards. The Company's future success is dependent upon the continuation of a number of trends in the computer industry, including the migration by IT end-users to multivendor and multisystem computing environments, the overall increase in the sophistication and interdependency of computing technology, and a focus by IT managers on cost-efficient management. The Company believes these trends have resulted in a movement by both end-users and original equipment manufacturers toward outsourcing and an increased demand for product and support services providers that have the ability to provide a broad range of multivendor product and support services. There can be no assurance these trends will continue into the future. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to achieve these objectives.

    COMPETITION; LIMITED BARRIERS TO ENTRY. The computer services industry is intensely competitive and is composed of literally hundreds of companies, many of which have capital, marketing expertise and personnel resources far superior to that of the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not result in price reductions or other developments in the Company's market which could have a material adverse effect on the Company. See "Business--Competition." In addition, barriers to entry in the markets in which the Company operates are limited, and there can be no assurance that existing or new competitors will not develop products or provide services that are superior to the Company's products or services or achieve greater market acceptance.

    EXPANSION OF OPERATIONS WITHIN EUROPE. The Company has recently expanded its geographic market beyond the UK by selling its products and services in Europe and, as of April 30, 1998, generated approximately

6% of its revenue from Continental Europe. The Company's operations within Europe are subject to additional risks associated with international operations such as increased difficulties in protecting intellectual property and application of the rules and regulations of additional jurisdictions. The Company seeks, where appropriate, to enter into relationships with local partners as a way of mitigating the risks of operating in these additional countries. There can be no assurance, however, of the Company's ability to identify prospective local partners or to otherwise overcome the risks associated with geographic expansion.

    DEPENDENCE ON AVAILABILITY, RECRUITMENT AND RETENTION OF TECHNICAL PERSONNEL. The Company depends upon its ability to attract, hire and retain technical personnel who possess the skills and experience necessary to meet the Company's own personnel needs and the staffing requirements of its clients. Competition for individuals with proven technical skills is intense. The IT industry in general experiences a high rate of attrition of such personnel. The Company competes for such individuals with systems integrators, providers of outsourcing services, temporary personnel agencies, computer systems consultants, clients and potential clients. Many large competitors have recently announced extensive campaigns to hire additional technical personnel. Competition for quality technical personnel has continued to intensify, resulting in increased personnel costs for many IT service providers. Failure to attract and retain sufficient technical personnel would have a material adverse effect on the Company's business, operating results and financial condition.

    FOREIGN EXCHANGE AND RELATED RISKS. The Company markets its products to European and other foreign countries but conducts its business primarily in pounds sterling. The purchase prices received by the Company for its products will be affected by the foreign exchange rates for pounds sterling relative to the foreign currency. Changes in the exchange rates between pounds sterling (in which the Company's business is conducted) and U.S. dollars (in which the Company's financial statements are presented) may significantly affect the results of operations and other financial information concerning the Company as presented in the Company's financial statements. The Company monitors exchange rate fluctuations between the pound sterling (in which form approximately 95% of the Company's revenues are received) and U.S. dollars (which are used for approximately 30% of the Company's purchases) and will seek to minimize the risk of such fluctuations when deemed appropriate by entering into hedge transactions in which dollars are bought forward to match obligations as they come due. As the Company's business continues to expand into Europe, to the extent its sales are denominated in currencies other than the pound sterling or U.S. dollar, the Company will be required to adopt similar procedures to protect itself against risks of currency fluctuations.

    FOREIGN TAX RATES. The Company is subject to taxation in a number of different jurisdictions, including the U.S., the UK, France and Belgium and, if the Company is successful in further expanding its market in Europe, it may become subject to taxation in additional jurisdictions. See "--Expansion of Operations within Europe." In addition, transactions among the Company and its foreign subsidiaries may become subject to U.S. and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the U.S. and are subject to periodic change. The extent, if any, to which the Company will receive credit in the U.S. for taxes paid in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as amended, as well as provisions of any tax treaties which may exist between the U.S. and such foreign jurisdiction.

    INTELLECTUAL PROPERTY. Certain of the Company's operations are dependent in part upon their software development methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, technical measures and copyright and trademark laws to protect its proprietary rights. The Company holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in that regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

    RISKS CONCERNING YEAR 2000. The Year 2000 problem concerns the inability of certain computer systems to appropriately recognize the year 2000 when the last two digits of the year are entered in the date field. The Company has assessed its Year 2000 requirements and believes it will have to spend approximately $400,000 in the aggregate during fiscal 1999 and fiscal 2000 to make its major computer systems and some non-critical programs Year 2000 compliant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000." The Company, however, could be adversely affected by the Year 2000 problem if computer systems of third parties such as banks, suppliers and others with which the Company does business fail to address the Year 2000 problem successfully. There can be no assurance that the Year 2000 problem, if experienced by such third parties, will not have a material adverse effect upon the Company's business, operating results and financial condition.

    Many companies may need to modify or upgrade their information systems to address the Year 2000 problem. The effects of this issue and of the efforts by other companies to address it are unclear. The Company believes that the purchasing patterns of customers and prospective customers might be affected by Year 2000 issues. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures might result in reduced funds available to purchase IT services and products such as those offered by the Company.

    DEPENDENCE ON CONTINUED AUTHORIZATION TO RESELL AND PROVIDE MANUFACTURER-AUTHORIZED SERVICES. The Company's future success with IT services and products sales depends in part on its continued authorization as a service provider and its continued status as a certified reseller of certain hardware and software products. Without such sales and service authorizations, the Company would be unable to provide the range of services and products currently offered by the Company. In general, the agreements between the Company and such manufacturers include termination provisions, some of which are immediate. There can be no assurance that such manufacturers will continue to authorize the Company as an approved reseller or service provider, and the loss of one or more of such authorizations could have a material adverse effect on the Company's business, operating results or financial condition.

    DEPENDENCE ON SUPPLIERS. Although the Company has not experienced significant problems with its suppliers of hardware, software and peripherals, there can be no assurance that such relationships will continue or that, in the event of a termination of its relationships with any given supplier, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products and services to its clients. Furthermore, as is typical in the industry, the Company receives credits or allowances from many manufacturers for market development which are used to offset a portion of the Company's cost of products sold. Changes in the availability, structure or timing of these credits or allowances or any material disruption in the Company's supply of products could have a material adverse effect on the Company's business, operating results or financial condition.

    PROJECT RISKS. The nature of the Company's engagements exposes the Company to a variety of risks. Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses. The Company's failure or inability to meet a client's expectations in the performance of its services or to do so in the time frame required by such client could result in a claim for substantial damages against the Company, regardless of whether the Company was responsible for such failure. Service providers, such as the Company, are in the business of employing people and placing them in the workplace of other businesses. Therefore, the Company is also exposed to liability with respect to actions taken by its employees while on assignment, such as damages caused by employee errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, theft of client property, other criminal activity or torts and other claims. Although the Company maintains general liability insurance coverage, there can be no assurance that such coverage will continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, operating results and financial condition.

    In addition, the Company has a number of fixed price contracts. If the Company experiences cost overruns and it is not able to pass along such cost overruns to its clients, the Company's business, operating results and financial condition could be materially adversely affected.

    DEPENDENCE ON KEY PERSONNEL. The Company's continued success will depend to a significant extent upon its senior management, including Anil Doshi, the Company's Chairman of the Board and Chief Executive Officer, and Mark Ellis, its Vice Chairman and President. The loss of the services of one or more key employees could have a material adverse effect on the Company's business, financial condition or operating results. In addition, although the Company has employment agreements with its key employees which contain non-solicitation provisions, if one or more key employees join a competitor or form a competing company, the resulting loss of existing or potential clients could have a material adverse effect on the Company's business, financial condition or operating results. In the event of the loss of any key employee, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its procedures, practices, new product development or client lists. See "Management--Employment Arrangements."

    CONCENTRATED OPERATIONS; PROPERTY DAMAGE. The Company operates primarily out of its facilities located in Brighton, London, Newbury, Ruislip and Watford, England and the remainder of its operations take place at the Company's other facilities in England and in Belgium and France. The Company currently maintains property damage insurance aggregating approximately $18 million covering its inventory, furniture, equipment, machinery and buildings and business interruption insurance in the aggregate of approximately $56 million for losses relating to its facilities. Material damage to, or the loss of, the Company's facilities due to fire, severe weather, flood or other acts of God, even if insured against, would have a material adverse effect on the Company's business, results of operations and financial condition.

    BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS. The Company currently has no specific plan for the majority of the proceeds of this Offering. See "Use of Proceeds." Accordingly, management will have broad discretion in the use of such proceeds. In addition, the Company's intended uses of the net proceeds of this Offering are estimates only and there could be significant variation in the use of proceeds due to changes in business, technology or the economy.

    ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW. The Company's Board of Directors has authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights of such shares, without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock following this Offering. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay, prevent or make more difficult a merger, tender offer or proxy contest involving the Company. Among other things, these provisions: (i) permit directors to be removed only for cause and (ii) specify advance notice requirements for stockholder proposals and director nominations.

    DIVIDEND POLICY. The Company currently intends to retain earnings to support its growth strategy and does not anticipate paying dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,955,292 shares of Common Stock offered by the Company hereby at the public offering price of $11 per share are estimated to be $29.8 million, after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the 469,708 shares of Common Stock offered by the Selling Stockholders hereby except that the Company will receive approximately $1.6 million from the exercise of certain options and warrants by the Selling Stockholders.

    The Company intends to use approximately $7.2 million of the net proceeds to repay its outstanding indebtedness, which aggregated approximately $7.2 million on June 4, 1998. The indebtedness to be repaid consists of approximately: $2.6 million outstanding under the Company's revolving line of credit with Barclays Bank; $1.0 million owed by the Company's French subsidiary under revolving credit facilities; and $3.6 million owed by the Company to a UK factoring company. The Company's UK revolving line of credit bore interest at 10% per annum as of April 30, 1998 and at 9% per annum as of June 4, 1998. The Company's French subsidiary's credit facilities bore interest at rates of between 4.55% and 9.15% per annum as of April 30, 1998. Pursuant to the Company's arrangement with a UK factoring company, the Company borrows against eligible trade receivables for an administrative fee of 0.075% of eligible trade receivables. The facility bore interest at 9% per annum as of April 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    The remainder of the net proceeds of this Offering, estimated to be $24.2 million, will be used for general corporate purposes, including for strategic acquisitions. The Company is not currently in discussions to make any material acquisition and there can be no assurance that the Company will be able to identify and consummate suitable additional acquisitions. Pending such uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    4Front has never declared or paid any dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, 4Front does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, contractual restrictions and general business conditions.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock of the Company (formerly known as 4Front Software International, Inc., symbol: FFST) is quoted on the Nasdaq National Market under the symbol FFTI. From January 3, 1996 to June 15, 1996, the Common Stock was traded on the Nasdaq SmallCap Market. The following table sets forth for the periods indicated the high and low reported sale prices per share for the Common Stock as reported by the Nasdaq National Market since June 16, 1996 and the Nasdaq SmallCap Market prior thereto.

YEAR ENDED DECEMBER
  31, 1996            HIGH        LOW
-------------------- -------    -------
First Quarter....... $ 6 7/8    $ 3 1/8
Second Quarter...... $ 8 1/2    $ 4 1/4
Third Quarter....... $ 6 1/2    $ 3 1/4
Fourth Quarter...... $ 5        $ 3


YEAR ENDED DECEMBER
  31, 1997            HIGH        LOW
-------------------- -------    -------
First Quarter....... $ 4 3/8    $ 2 3/4
Second Quarter...... $ 5 3/8    $ 2 5/8
Third Quarter....... $ 6 15/16  $ 3 5/8
Fourth Quarter...... $12 3/4    $ 5 3/8

YEAR ENDED DECEMBER
  31, 1998            HIGH        LOW
-------------------- -------    -------
First Quarter....... $11 7/8    $ 6 5/8
Second Quarter
  (through July 1,
  1998)............. $14 7/8    $10 3/8

    The number of stockholders of record of Common Stock on July 1, 1998 was approximately 1,500. On
July 1, 1998, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $12 1/2.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of April 30, 1998, and as adjusted to give effect to the sale by the Company of the 2,955,292 shares of Common Stock offered by the Company hereby and the application by the Company of the net proceeds therefrom as described in "Use of Proceeds" and the receipt by the Company of approximately $1.6 million upon the exercise of certain options and warrants by the Selling Stockholders. The table set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus.

                                                                                             AS OF APRIL 30, 1998
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                                (IN THOUSANDS)
Current liabilities.......................................................................  $  38,162   $  30,962
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Capital lease obligations, net of current maturities......................................  $     487   $     487
                                                                                            ---------  -----------
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares authorized; no shares issued.........         --          --
  Common Stock, $.001 par value, 30,000,000 shares authorized; 7,151,317 shares issued,
    and 10,519,317 shares issued as adjusted..............................................          7          11
      Additional paid-in capital..........................................................     25,270      56,677
      Accumulated deficit.................................................................     (2,062)     (2,062)
      Cumulative foreign currency translation adjustments.................................       (207)       (207)
                                                                                            ---------  -----------
      Total stockholders' equity..........................................................     23,008      54,419
                                                                                            ---------  -----------
        Total capitalization..............................................................  $  23,495   $  54,906
                                                                                            ---------  -----------
                                                                                            ---------  -----------

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following selected consolidated financial information with respect to the Company's financial position as of January 31, 1997 and 1998 and its results of operations for each of the years ended January 31, 1996, 1997 and 1998, has been derived from the audited Consolidated Financial Statements of the Company that have been audited by KPMG, independent auditors, which are included herein. The selected consolidated financial information with respect to the Company's financial position as of January 31, 1996 has been derived from the Consolidated Financial Statements of the Company that have been audited by KPMG, independent auditors, and the selected consolidated financial information with respect to the Company's financial position as of January 31, 1994 and 1995 and its results of operations for the years ended January 31, 1994 and 1995 have been derived from the Consolidated Financial Statements of the Company that have been audited by AJ. Robbins, P.C., independent auditors, which are not included herein. The selected consolidated financial information with respect to the Company's financial position as of April 30, 1997 and 1998, has been derived from the unaudited Consolidated Financial Statements of the Company which, in the opinion of management of the Company, have been prepared on the same basis as the audited Consolidated Financial Statements of the Company, and include all normal and recurring adjustments necessary for a fair presentation of the information set forth therein. The results for the three months ended April 30, 1998, are not necessarily indicative of future results. The selected consolidated financial information presented below should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                               THREE MONTHS
                                                                                                                  ENDED
                                                                                                                 APRIL 30
                                                                   YEAR ENDED JANUARY 31,                      (UNAUDITED)
                                                    -----------------------------------------------------  --------------------
                                                      1994       1995       1996       1997       1998       1997       1998
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
DATA (1):
Revenues:
  Services........................................  $   1,986  $   4,571  $   7,869  $  19,032  $  45,302  $   8,196  $  16,437
  Products........................................        851      6,669     24,380     33,983     38,843     10,428     10,267
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues................................      2,837     11,240     32,249     53,015     84,145     18,624     26,704
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  Cost of services................................        645      1,902      2,135      6,642     22,541      4,148      7,629
  Cost of products................................        636      4,912     18,673     29,376     32,121      8,881      8,534
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total cost of revenues........................      1,281      6,814     20,808     36,018     54,662     13,029     16,163
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Write down of software development costs..........         --         --        755         --         --         --         --
Gross profit:
  Services........................................      1,341      2,669      4,979     12,390     22,761      4,048      8,808
  Products........................................        215      1,757      5,707      4,607      6,722      1,547      1,733
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total gross profit............................      1,556      4,426     10,686     16,997     29,483      5,595     10,541
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Selling, general and administrative...............      1,117      3,565      9,567     13,792     22,796      4,355      8,004
Depreciation and amortization.....................         63        216        560        976      2,213        406        716
Write down of goodwill............................         --         --         --        552         --         --         --
Reorganization and restructuring costs (2)........         --         --         --      2,286         --         --         --
Income (loss) before interest income and expense,
  income taxes, share of results in equity
  investee and write down of investments..........        376        645        559       (609)     4,474        834      1,821
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income (expense).....................        (66)      (142)      (244)       (20)      (356)         7       (141)
Write down of investments.........................         --         --         --       (500)        --         --         --
Share of results in equity investee (3)...........         --         --       (761)      (799)        --         --         --
Net income (loss).................................  $     304  $     355  $    (652) $  (2,344) $   3,069  $     631  $   1,092
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share (Basic)...............  $    0.25  $    0.20  $   (0.24) $   (0.45) $    0.47  $    0.10  $    0.15
Net income (loss) per share (Diluted).............  $    0.25  $    0.20  $   (0.24) $   (0.45) $    0.43  $    0.09  $    0.13
Weighted average number of shares:
  Basic...........................................      1,198      1,813      2,743      5,170      6,589      6,515      7,060
  Diluted.........................................      1,198      1,813      2,743      5,683      7,129      6,696      8,653

                                                                               JANUARY 31,                         APRIL 30,
                                                          -----------------------------------------------------      1998
                                                            1994       1995       1996       1997       1998      (UNAUDITED)
                                                          ---------  ---------  ---------  ---------  ---------  -------------
                                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Current assets........................................  $   5,041  $   6,588  $  13,464  $  30,349  $  36,915    $  40,403
  Current liabilities...................................      5,892      7,008     14,750     24,763     35,974       38,162
  Total assets..........................................      6,203      9,887     17,943     42,021     59,208       62,424
  Long-term debt (including capital lease
    obligations)........................................        403         74         93        489        497          487
  Total stockholders' equity............................  $     (92) $   2,805  $   3,101  $  16,769  $  21,594    $  23,008

------------------------

(1) The Company has grown substantially through acquisitions which materially affect the comparability of the financial data reflected herein. The Selected Consolidated Financial Information includes the results of operations of acquisitions which were acquired effective January 1994, November 1994, April 1995, August 1996, October 1996, September 1997 and October 1997, and which were accounted for under the purchase method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) Reflects a non-recurring charge which related to the Company's reorganization and restructuring of its maintenance and support services businesses, including the reduction of employee headcount.

(3) Consists of the Company's share of the operating loss of the equity investee (the "ActionTrac Joint Venture") of $(179,000) and $(205,000) and the write-down of the Company's investment in and advances to the ActionTrac Joint Venture of $(582,000) and $(594,000) for the years ended January 31, 1996 and 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL INFORMATION" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    4Front is a leading provider of IT solutions, which consist of specialized computer services and complementary products, primarily to blue chip corporations and government authorities in the UK and, to a growing extent, in Continental Europe. 4Front's solutions include hardware maintenance, help desk support, network services, specialized software services and the supply of high-end storage systems.

    The Company recognizes revenues from the sale of services as services are performed and, in the case of long-term agreements for the provision of hardware maintenance, ratably over the term of such agreements. Revenues from the sale of products are recognized when the product is shipped.

    The Company has grown rapidly due, in large part, to acquisitions. K2 Systems Plc, Xanadu Systems Ltd ("Xanadu"), and CI Support Limited, were acquired in fiscal 1995, Compass Computer Group ("Compass") was acquired in fiscal 1996, Hammer Distribution Limited ("Hammer") and Datapro Computers Group Limited ("Datapro") were acquired in fiscal 1997 and Firstpoint Limited ("Firstpoint") and Eurosystems France S.A. ("Eurosystems") were acquired in fiscal 1998. These acquisitions have been accounted for under the purchase method of accounting and on a consolidated basis in the Company's financial statements for periods ending after the effective date of such acquisitions.

    In the fourth quarter of fiscal 1997, the Company took a charge of $2.3 million which related to the Company's reorganization and restructuring of its maintenance and support services businesses including the reduction of employee headcount. In addition, in the fourth quarter of fiscal 1997, the Company recorded a charge of $552,000 which related to the write-down of goodwill resulting from the Xanadu acquisition due to Xanadu's loss of several key contracts. Finally, as a result of the bankruptcy of ActionTrac Inc. on December 24, 1996, the Company took a charge of $1.3 million, consisting of $799,000, which represented the Company's investment in the ActionTrac Joint Venture, a help desk joint venture with ActionTrac Inc., and $500,000 which represented the Company's investment in ActionTrac Inc.

    Because of the effect upon the Company's results of operations for the years ended January 31, 1996, 1997 and 1998 of acquisitions made during those periods, write-downs of certain asset carrying values and restructuring and reorganization costs, direct comparison of the Company's results of operations for these periods will not, in the view of management of the Company, prove meaningful. A summary of the elements which management of the Company believes essential to an analysis of the results of operations for such periods is presented below.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain statement of operations data and certain financial data expressed as a percentage of revenues.

                                                                                   PERCENTAGE OF NET REVENUES
                                                                      -----------------------------------------------------
                                                                                                        THREE MONTHS ENDED
                                                                          YEAR ENDED JANUARY 31,            APRIL 30,
                                                                      -------------------------------  --------------------
                                                                        1996       1997       1998       1997       1998
                                                                      ---------  ---------  ---------  ---------  ---------
Revenues............................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Gross profit........................................................       33.1       32.1       35.0       30.0       39.5
Selling, general and administrative.................................       29.7       26.0       27.1       23.3       30.0
Depreciation and amortization.......................................        1.7        1.8        2.6        2.2        2.7
Income (loss) before interest income and expense, income taxes, share of results in equity investee and write down of
  investments.......................................................        1.7      (1.1)        5.3        4.5        6.8
Net income (loss)...................................................      (2.0)%     (4.4)%       3.6%       3.4%       4.1%

THREE MONTHS ENDED APRIL 30, 1998 COMPARED WITH THE THREE MONTHS ENDED APRIL 30,
  1997

    REVENUES

    Revenues for the three months ended April 30, 1998 were $26.7 million, an increase of $8.1 million, or approximately 43.4% compared to $18.6 million for the three months ended April 30, 1997. Revenues from services were $16.4 million, or 61.6% of total revenues, with revenues from the supply of products at $10.3 million, or 38.4% of the total revenues. In the comparable period of the prior year, product revenues were $10.4 millon or 56.0% of total revenues and services revenues were $8.2 million or 44.0% of total revenues.

    GROSS PROFIT

    Gross profit for the three months ended April 30, 1998 was $10.5 million, an increase of $4.9 million, or 88.4% compared to $5.6 million for the three months ended April 30, 1997. Gross margin increased from 30.0% for the three months ended April 30, 1997 to 39.5% for the three months ended April 30, 1998. This increase in gross margin arose primarily as a result of the significant growth of the services business which has higher margins than the products business. Gross profit for services increased 117.6% from $4.0 million for the three months ended April 30, 1997 to $8.8 million for the three months ended April 30, 1998. Gross profit for products increased 12.0% from $1.5 million for the three months ended April 30, 1997 to $1.7 million for the three months to April 30, 1998.

    SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses were $8.0 million, an increase of $3.6 million, or 83.8% compared to $4.4 million for the three months ended April 30, 1997. As a percentage of revenues, selling, general and administrative expenses increased to 30.0% from 23.3% in three months ended April 30, 1998. Selling general and administrative expenses increased primarily as a result of a growth in infrastructure necessary to support the expansion of the Company's businesses.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense for the three months ended April 30, 1998 was $716,000, an increase of $310,000, or 76.4% compared to $406,000 for the three months ended April 30, 1997. This increase arose principally from the acquisition of Firstpoint, acquired in September 1997. Depreciation was $294,000, an increase of $99,000 or 50.8%, from $195,000 for the prior period. Amortization of goodwill from acquisitions was

$422,000, an increase of $211,000, or 100.0%, from $211,000 for the prior period. An amortization period of between ten and fifteen years is utilized with respect to acquisitions.

    INCOME (LOSS) BEFORE INTEREST INCOME AND EXPENSE, INCOME TAXES AND SHARE OF RESULTS IN EQUITY
      INVESTEE.

    Income before interest expense and income taxes for the three months ended April 30, 1998 was $1.8 million, an increase of $987,000, or 118.3%, as compared to $834,000 for the three months ended April 30, 1997. As a percentage of revenues, income before interest expense and income taxes increased to 6.8% in the three months ended April 30, 1998 as compared to 4.5% for the three months ended April 30, 1997. Neither period was affected by the equity investee.

    INTEREST

    Interest expense for the three months ended April 30, 1998 was $209,000, an increase of $138,000 or 194.4% compared to $71,000 for the three months ended April 30, 1997, arising from higher utilization of bank lines of credit during the period. Interest income decreased from $78,000 for the three months ended April 30, 1997 to $68,000 a decrease of $10,000, arising from lower cash balances on hand during the quarter.

FISCAL YEAR ENDED JANUARY 31, 1998 COMPARED WITH FISCAL YEAR ENDED JANUARY 31,
  1997

    REVENUES

    Revenues for fiscal 1998 were $84.1 million, an increase of $31.1 million, or approximately 58.7% compared to $53.0 million for fiscal 1997. Approximately $11.7 million of this increase resulted from the Company's acquisitions of Firstpoint, effective September 8, 1997, and of Eurosystems, effective October 28, 1997, none of which revenues were included in the Company's results for fiscal 1997. The remaining $19.4 million of this increase came from the growth of the Company's existing businesses, principally in the services division. Services revenues were $45.3 million or 53.8% of total revenues for fiscal 1998, an increase of $26.3 million compared to $19.0 million for fiscal 1997. Products revenues were $38.8 million or 46.2% of total revenues for fiscal 1998, a decrease from 64.1% of total revenues for fiscal 1997.

    GROSS PROFIT

    Gross profit for fiscal 1998 was $29.5 million, an increase of $12.5 million, or 73.5% compared to $17.0 million for fiscal 1997. Gross margin increased to 35.0% for fiscal 1998 from 32.1% for fiscal 1997. This increase in gross margin arose primarily as a result of the significant internal growth of the services business which has higher margins than the products business and the inclusion of Firstpoint's business in the final five months of fiscal 1998. Gross profit for services for fiscal 1998 increased by $10.4 million to $22.8 or 83.7% from $12.4 million for fiscal 1997. Gross margins for services decreased in fiscal 1998 to 50.2% from 65.1% in fiscal 1997 resulting from the acquisitions of Firstpoint and Datapro, whose margins were historically lower overall than the Company's margins for services. Gross profit for products increased by $2.1 million or 45.9% to $6.7 million for fiscal 1998 compared to $4.6 million for fiscal 1997.

    SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses for fiscal 1998 were $22.8 million, an increase of $9.0 million, or 65.3% compared to $13.8 million for fiscal 1997. As a percentage of revenues, selling, general and administrative expenses increased to 27.1% in fiscal 1998, from 26.0% in fiscal 1997. Selling expenses increased to $8.3 million from $6.6 million in line with the expansion of the Company's business. General and administrative expenses increased to $14.5 million from $7.2 million primarily as a result of the growth in infrastructure necessary to support the expansion of the Company's business.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense for fiscal 1998 was $2.2 million, an increase of $1.2 million, or 126.7% compared to $1.0 million for fiscal 1997. This increase arose principally from the acquisitions of Hammer, Datapro and Firstpoint. Depreciation for fiscal 1998 was $1.1 million, an increase of $574,000 or 110.8%, from $518,000 for fiscal 1997. Amortization of goodwill from acquisitions for fiscal 1998 was $1.1 million, an increase of $663,000, or 144.8%, from $458,000 for fiscal 1997.

    INCOME (LOSS) BEFORE INTEREST INCOME AND EXPENSE, INCOME TAXES AND SHARE OF RESULTS IN
        EQUITY INVESTEE ("IBITI")

    IBITI for fiscal 1998 was $4.5 million, an increase of $5.1 million, as compared to a loss of $609,000 for fiscal 1997. As a percentage of revenues, IBITI increased to 5.3% in fiscal 1998 as compared to a negative 1.1% for fiscal 1997. The increase results primarily from the inclusion in fiscal 1997 of a goodwill write-down of $552,000, a charge for reorganization and restructuring of $2.3 million, and from the overall improvement in operating performance by the Company. There were no such similar charges in fiscal 1998. IBITI (excluding write-downs and reorganization and restructuring costs) for fiscal 1997 was $2.2 million. As a percentage of revenue, IBITI (excluding write-downs and reorganization and restructuring costs) was 4.2% in fiscal 1997.

    INTEREST

    Interest expense for fiscal 1998 was $632,000, an increase of $335,000, or 112.8% compared to $297,000 for fiscal 1997. This increase resulted primarily from the increased use of bank lines of credit during fiscal 1998, which were not utilized to the same extent in fiscal 1997. Interest income for fiscal 1998 and 1997 was approximately $276,000.

FISCAL YEAR ENDED JANUARY 31, 1997 COMPARED WITH FISCAL YEAR ENDED JANUARY 31,
  1996

    REVENUES

    Revenues for fiscal 1997 were $53.0 million, an increase of $20.8 million, or approximately 64.4% compared to $32.2 million for fiscal 1996. Approximately $13.8 million of this increase resulted from the Company's acquisitions of Hammer, effective August 15, 1996, and of Datapro effective October 11, 1996, none of which revenues were included in the Company's results for fiscal 1996. The remaining $7.0 million of this increase came from the growth of the Company's existing businesses, principally in services. Service revenues were $19.0 million for fiscal 1997, an increase of $11.1 million or 141.9% from $7.9 million for fiscal 1996. Product revenues were $34.0 million, an increase of $9.6 million or 39.4% from $24.4 million for fiscal 1996.

    GROSS PROFIT

    Gross profit for fiscal 1997 was $17.0 million, an increase of $6.3 million, or 59.1% compared to $10.7 million for fiscal 1996. Gross margin decreased to 32.1% for fiscal 1997 from 33.1% for fiscal 1996. This decrease in gross margin arose primarily as a result of the inclusion for the final six months of fiscal 1997 of Hammer's information storage systems business, which had lower gross margins than some other areas of the Company's operations. Gross profits for services increased 148.9% to $12.4 million for fiscal 1997 compared to $5.0 million for fiscal 1996. Gross profits for products decreased 19.3% to $4.6 million for fiscal 1997 from $5.7 million for fiscal 1996.

    SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses for fiscal 1997 were $13.8 million, an increase of $4.2 million, or 44.2% compared to $9.6 million for fiscal 1996. As a percentage of revenues, selling, general and administrative expenses decreased to 26.0% in fiscal 1997 from 29.7% in fiscal 1996. Selling expenses increased to $6.6 million from $5.9 million in line with the expansion of the Company's business. General and administrative expenses increased to $7.2 million from $3.7 million primarily as a result of the growth in infrastructure necessary to support the expansion of the Company's business.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense for fiscal 1997 was $976,000, an increase of $416,000, or 74.3% compared to $560,000 for fiscal 1996. This increase arose principally from the acquisition of Hammer and Datapro. Depreciation for fiscal 1997 was $518,000, an increase of $162,000 or 45.5%, from $356,000 for fiscal 1996. Amortization of goodwill from acquisitions for fiscal 1997 was $458,000, an increase of $254,000, or 124.5%, from $204,000 for fiscal 1996.

    INCOME (LOSS) BEFORE INTEREST INCOME AND EXPENSE, INCOME TAXES AND SHARE OF RESULTS IN EQUITY
      INVESTEE

    IBITI for the fiscal year ended January 31, 1997 was a negative $609,000, a decrease of $1,168,000, as compared to $559,000 for the fiscal year ended January 31, 1996. As a percentage of revenues, IBITI decreased to a negative 1.1% in fiscal 1997 as compared to 1.7% for fiscal 1996. The decrease results primarily from a goodwill write-down of $552,000 and a charge for reorganization and restructuring of $2.3 million. See "-Overview." IBITI (excluding write-downs and reorganization and restructuring costs) for fiscal 1997 was $2.2 million, which as a percentage of revenues, was 4.2% for fiscal 1997.

    INTEREST

    Interest expense for fiscal 1997 was $297,000, an increase of $39,000, or 15.1% compared to $258,000 for fiscal 1996. Interest income for fiscal 1997 was $277,000, an increase of $263,000 compared to $14,000 for fiscal 1996, primarily as a result of the net proceeds from the Company's secondary offering in June 1996.

LIQUIDITY AND CAPITAL RESOURCES

    From inception until June 1996, the Company's sources of capital have been cash flows from operations, private placements of securities, primarily from its controlling stockholders and related parties, and borrowings from banks. On June 19, 1996, the Company completed a public offering of 3,000,000 shares of the Company's Common Stock at a price of $5.75 per share. On July 9, 1996 the Company completed the sale of a further 450,000 shares pursuant to the underwriters' over-allotment option. As a result of the offering the Company raised net proceeds of $16.0 million.

    The Company maintains a revolving line of credit with a UK bank. This facility provides for borrowings of up to $4.9 million (L3,000,000). This facility bore interest at 10% per annum on utilized amounts at January 31, 1998 and at April 30, 1998 and 9% at June 4,1998. At April 30, 1998, $1.4 million was outstanding under this facility and $2.6 million was outstanding under this facility at June 4, 1998. Management expects to be able to retain this facility for the foreseeable future, although no assurances can be given.

    The Company's French subsidiary maintains revolving credit facilities in the aggregate amount of $1.1 million. Interest was charged at rates of between 4.55% and 9.15% on utilized amounts at January 31, 1998 and at April 30, 1998. At April 30, 1998, $1.0 million was outstanding under these facilities.

    The Company maintains a facility with a UK factoring company, pursuant to which it borrows against eligible trade receivables. The Company pays the factoring company an administrative fee of 0.075% of eligible trade receivables and interest of 9% per annum at January 31, 1998 and April 30, 1998. At April 30, 1998, $2.9 million under this agreement was outstanding and at June 4, 1998, $3.6 million under this agreement was outstanding with a limit of approximately $5.3 million.

    Outstanding advances from stockholders are shown on the Company's balance sheet as stockholder advances. Outstanding advances as of April 30, 1998, January 31, 1998 and 1997, were $18,000, $18,000 and $504,000, respectively.
These outstanding advances do not bear interest and are payable on demand.

    The Company's working capital decreased from $5.6 million at January 31, 1997 to $1.0 million at January 31, 1998, a decrease of $4.6 million. This decrease arose primarily from $6.8 million paid for acquisitions in fiscal 1998. At April 30, 1998, working capital increased to $2.2 million as a result of cash paid for option and warrant exercises.

    Net cash used by operating activities during the three months ended April 30, 1998, was $913,000, which reflected the net effect of an increase in accounts payable, accrued liabilities and inventories and a decrease in deferred revenues. Net cash provided by operating activities during fiscal 1998 was $1.4 million, an increase of $3.5 million from the net cash used by operations of $2.1 million in fiscal 1997. The net cash provided in fiscal 1998 reflects the net effect of a decrease in accounts payable, accrued liabilities, accounts receivable and deferred revenues and an increase in inventories combined with depreciation and amortization.

    Net cash used by investing activities was $948,000 for the three months ended April 30, 1998, primarily reflecting cash used for the purchase of equipment and the payment of deferred compensation relating to the Firstpoint acquisition. Net cash used by investing activities in fiscal 1998 was $7.2 million, an increase of $2.4 million from the $4.8 million net cash used in fiscal 1997. The net cash used primarily reflects the cash paid to acquire Firstpoint and Eurosystems during fiscal 1998.

    Net cash provided by financing activities was $1.7 million for the three months ended April 30, 1998, resulting primarily from increased bank lines of credit and payments of outstanding obligations and the receipts of cash from stock option exercises. Net cash provided by financing activities was $3.8 million for fiscal 1998, a decrease of $8.3 million for fiscal 1997. The decrease is due to the net proceeds from the Company's secondary offering in June 1996. The cash provided in fiscal 1998 reflects primarily the proceeds from the exercise of warrants and proceeds from notes payable and payments of outstanding obligations.

    The Company believes that the cash flows from operations and borrowing availability under its credit facilities and the Company's net proceeds from this Offering will satisfy the Company's anticipated working capital requirements through at least the next 12 months.

INFLATION

    Inflation has not had a material effect upon the Company's results of operations to date. In the event the rate of inflation should accelerate in the future, it is expected that costs in connection with the provision by the Company of its services and products will increase, and, to the extent such increased costs are not offset by increased revenues, the operations of the Company may be adversely affected.

YEAR 2000

    Many existing computer programs use only two digits to identify a year in the date field. These programs do not consider the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by the Year 2000. Internally, the Company has assessed its Year 2000 computer issues. The Company estimates that it will have to spend approximately $400,000 in the aggregate during fiscal 1999 and fiscal 2000 to make its major computer systems, and some non-critical programs, Year 2000 compliant. The Company is testing applications and believes that solutions will be implemented in a timely manner.

SELECTED CONSOLIDATED QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited interim operating results of the Company. The Company believes that the following information includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation, in accordance with generally accepted accounting principals. The operating results for any interim period are not necessarily indicative of results for any other period.

                                                                                QUARTER ENDED,
                                                             -----------------------------------------------------
                                                                                    OCTOBER    JANUARY
                                                             APRIL 30,  JULY 31,      31,        31,     APRIL 30,
                                                               1997       1997       1997       1998       1998
                                                             ---------  ---------  ---------  ---------  ---------

                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Selected Consolidated Statement of Operations Data:
Revenues:
  Services.................................................  $   8,196  $   8,313  $  12,947  $  15,846  $  16,437
  Products.................................................     10,428     10,507      8,491      9,417     10,267
                                                             ---------  ---------  ---------  ---------  ---------
    Total revenues.........................................     18,624     18,820     21,438     25,263     26,704
                                                             ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  Cost of services.........................................      4,148      3,789      6,623      7,980      7,629
  Cost of products.........................................      8,881      8,933      6,913      7,395      8,534
                                                             ---------  ---------  ---------  ---------  ---------
    Total cost of revenues.................................     13,029     12,722     13,536     15,375     16,163
                                                             ---------  ---------  ---------  ---------  ---------
Gross profit:
  Services.................................................      4,048      4,524      6,324      7,866      8,808
  Products.................................................      1,547      1,574      1,578      2,022      1,733
                                                             ---------  ---------  ---------  ---------  ---------
    Total gross profit.....................................      5,595      6,098      7,902      9,888     10,541
                                                             ---------  ---------  ---------  ---------  ---------
Selling, general and administrative........................      4,355      4,687      6,040      7,715      8,004
Depreciation and amortization..............................        406        453        568        786        716
  Income before interest income and expense, income taxes,
    share of results in equity investee and write down of
    investments............................................        834        958      1,294      1,387      1,821
  Net income...............................................  $     631  $     677  $     822  $     939  $   1,092
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Net income per share (Basic).............................  $    0.10  $    0.10  $    0.13  $    0.14  $    0.15
  Net income per share (Diluted)...........................  $    0.09  $    0.10  $    0.11  $    0.12  $    0.13
  Weighted average number of shares:
  Basic....................................................      6,515      6,514      6,522      6,700      7,060
  Diluted..................................................      6,696      6,776      7,637      8,061      8,653

                                    BUSINESS

    4Front is a leading provider of IT solutions, which consist of specialized computer services and complementary products, primarily to blue chip corporations and government authorities in the UK and, to a growing extent, in Continental Europe. 4Front's solutions include hardware maintenance, help desk support, network services, specialized software services and products and the supply of high-end storage systems.

OVERVIEW OF THE UK AND EUROPEAN INFORMATION TECHNOLOGY MARKET

    The UK computer services market, the fastest growing in Europe, is currently estimated at $18 billion annually, according to the 1997 Holway Report on Software and Computing Services in Europe (the "Holway Report"). The UK market grew by an estimated 19% between 1996 and 1997. The Western European computer services market is currently estimated at $110 billion, according to the Holway Report. This market grew by an estimated 13% between 1996 and 1997. Both the UK and the Western European computer services markets remain highly fragmented, with no single company serving more than 6% of the respective markets.

    Historically, large UK and European organizations satisfied IT requirements through mainframe or stand-alone midrange systems utilizing hardware and software produced by a single original equipment manufacturer ("OEM"). Maintenance, support and development of these systems were usually provided directly by the OEMs or, in certain instances, by an organization's in-house technical support staff. However, developments over recent years have resulted in a movement by many organizations away from this traditional reliance on OEMs and in-house technical support staff towards outsourced solutions provided by independent suppliers of multivendor computer hardware maintenance and technology support services.

    European computing environments have become increasingly complex primarily as a result of the migration of large organizations from centralized computing environments characterized by single vendor systems to a decentralized, geographically diverse environment characterized by multivendor and multisystem distributed networks. This has resulted in greater expense and substantial inefficiencies for organizations in developing and supporting their computer systems. The imminent introduction of the European single currency and the problems posed by the need for Year 2000 compliance are further factors which add to this growing complexity.

    As a result of these factors, organizations are increasingly turning towards outsourced IT solutions. Historically, some customers sought the help of original equipment manufacturers ("OEMs") to address their computer service needs. The Company believes that customers are now reluctant to outsource computer services directly to OEMs, which may be perceived as favoring the OEMs' respective product lines. In addition, the complexity and customization of mission critical corporate computing systems typically exceed the expertise of most horizontal integrators and value added resellers ("VARs").

    As a result, business and government organizations are increasingly looking to third-party vendors employing skilled IT professionals to develop, install and manage complex customized information and communication systems and to provide applications software and comprehensive solutions for their information systems needs. These organizations are also turning to third-party vendors to provide IT services in order to maximize the effectiveness of their in-house systems and personnel. In addition, the personal computer market is growing rapidly throughout Europe and home computer users are increasingly looking for sources of support and advice.

THE 4FRONT SOLUTION

    The Company is a leading provider of a wide range of IT solutions and services and complementary products which are not typically offered together by most VARs and horizontal distributors. 4Front's solutions include hardware maintenance, help desk support, network services, specialized software services and products and the supply of high-end storage systems. In addition, because it is independent, the Company is able to offer products from a range of OEMs and is therefore not viewed by its customers as favoring one OEM's product over another, except on the basis of quality. The Company combines strong technical expertise, innovation and "best of breed" products in order to design and implement customized IT solutions.

    The Company reviews its service and product offerings on a continuous basis in order to ensure that it is able to provide the most advanced and cost-effective solutions. The services and products offered by the Company are designed primarily to enhance the effectiveness of, rather than replace, in-house MIS departments, thereby creating a partnership approach and an incentive to utilize the services and products of the Company. The partnership principle is a key aspect of the Company's working relationship with its customers.

STRATEGY

    The Company's objective is to leverage its position in the UK to become a leading independent provider of IT solutions in Europe. The key elements of the Company's strategy are:

    LEVERAGE MARKET POSITION AND PROMOTE THE "4FRONT" BRAND. The Company believes that a strong brand name will become increasingly important to its marketing and selling efforts. 4Front has already established a leading market position in the UK computer services market and it intends to leverage this position and continue to invest in sales and marketing to highlight successful engagements and promote the 4Front brand name in the corporate and government marketplace.

    INCREASE CLIENT PENETRATION. The Company intends to increase its revenues from existing clients by cross-selling its services and products. The Company believes that the access to and goodwill derived from its long-term client relationships will provide it with significant advantages in marketing additional offerings to its clients.

    FURTHER EXPAND THE RANGE OF SERVICES AND PRODUCTS. The Company intends to utilize its IT industry knowledge to increase the range of services and products it offers and to anticipate customers' needs. For example, the Company recently announced its intention to provide business continuity services which enable customers to recover from interruption or damage to their IT systems.

    CONTINUE TO BUILD THE COMPANY'S MARKET POSITION IN CONTINENTAL
EUROPE. 4Front intends to leverage its leading position in the UK to expand its position in Continental Europe. The Company plans to accelerate the growth of its European activities through acquisitions and further internal growth, both to strengthen its existing presence in the French and Benelux markets and to give the Company a presence in markets which the Company has targeted for expansion such as Germany, Italy and Spain.

    PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. Given the highly fragmented nature of the European IT services industry, the Company believes significant acquisition opportunities exist. The Company seeks to acquire IT service companies or establish alliances to offer complementary services and to facilitate its expansion into Europe.

SERVICES AND PRODUCTS

    4Front is a leading provider of IT solutions, which consist of specialized computer services and complementary products, primarily to blue chip corporations and government authorities in the UK and, to a growing extent, in Continental Europe. Although the Company's solutions support a broad range of computing environments, the Company's main area of focus is the network and distributed computing market. The Company customizes its solutions to meet its clients' needs. The services and products that the Company provides are as follows:

                                                                                                    STORAGE
    HARDWARE           HELP DESK           NETWORK            MANAGED           SOFTWARE          SYSTEMS AND
   MAINTENANCE         SERVICES           SOLUTIONS          SERVICES           SOLUTIONS          PRODUCTS
-----------------  -----------------  -----------------  -----------------  -----------------  -----------------

- Field Repair     - Corporate        - Design           - Install/         - Financial        - Mass Storage
Services            - On-Site         - LAN and Server    Roll Out           Packages           - Disk
 - Client Server    - Remote            Implementation   - Software         - Document          - Custom RAID
 - Desktop         - Retail           - Integration        Upgrade and        Management        - Tape
  computers                           - Storage            Integration      - Project Costing  - Build to Order
 - Storage                              Management       - Asset              Software           PCs and Storage
  subsystems                          - Remote             Management
 - Peripherals                          Management       - Consulting and
 - Network                                                 Project
  devices                                                  Management
 - Point of Sale                                         - Training
  equipment                                              - Business
-On-site                                                   Continuity/
 Engineering                                               Disaster
  Services                                                 Recovery

HARDWARE MAINTENANCE

    The Company is the fourth largest independent hardware maintenance company in the UK. 4Front provides full on-site multi-vendor maintenance and support services through a team of field service engineers supported by technical repair specialists. The Company's maintenance services focus primarily on the server, desktop and EPOS (Electronic Point of Sale) markets. Unlike most in-house IT departments, 4Front can service mission critical installations by providing guaranteed response times and 24 hour a day support, 7 days a week. Services are coordinated from the Company's National Call Center in West London for UK operations, from its base outside Paris for its French operations and from Brussels for its Benelux operations.

    4Front is ISO 9002 certified and supports the majority of the industry leading hardware platforms including IBM, DEC, Sun, Hewlett-Packard, Dell, Compaq, Mitsubishi Apricot, as well as networking products and associated peripherals from suppliers such as Bay Networks and Cisco. The Company provides maintenance and support under service contracts with terms ranging typically from one to three years. During fiscal 1998, these contracts had renewal rates of approximately 80%. Customers that the Company currently provides hardware maintenance services to include British Petroleum, Computer Sciences Corporation, Fina Petroleum, IBM and Reuters, among others. The Company also repairs and refurbishes computer parts and assemblies for service customers and for OEMs, VARs and other third-party maintenance companies.

HELP DESK SERVICES

    4Front provides a range of help desk services both to corporate customers, and through alliances with major retailers, to the retail PC market. The Company's help desk operations are provided and directed from the Company's National Call Center in West London.

    For corporate customers, 4Front provides help desk services which are tailored to the specific requirements of the customer. The service can range from a remote off-site help desk support service for a designated number of corporate users to a complete "Enterprise Help Desk," providing a single point of contact for all computer problems. Depending on the customer's requirements, the help desk service can be run from the Company's own offices or can be located on-site at the customer's premises. The Company's help desk services can provide call response and logging, fault diagnosis, first line support, call priority, liaison with in-house services or third party sources, back up from 4Front's own centralized support staff, and management of the call to final resolution. Because the Company is not tied to a specific vendor, the Company makes recommendations without the limitations imposed by close affiliation to a particular manufacturer. The Company's customers for this service include London Borough of Tower Hamlets, N.M. Rothschild and Pfizer, among others.

    The Company provides telephonic help desk services on behalf of its retail clients directly to individual home computer users 24 hours a day, 7 days a week. The service is offered either under the Company's "4Help" brand or under the name of the Company's corporate customer. The Company typically provides services to end-users for periods ranging from 90 days to one year and typically charges retailers a fixed price per computer. The Company currently has agreements to provide help desk services to customers of leading UK computer retailers including Dixons, the leading UK electrical goods retailer, Argos, the leading UK catalog retailer, and John Lewis, a leading UK private department store chain.

NETWORK SOLUTIONS

    4Front offers its corporate and government customers a comprehensive range of enterprise-wide network solutions and services encompassing network design, installation, integration, monitoring and support, remote network management and network training. The Company has recently begun to offer web sourcing services to its clients. In addition to offering complete solutions, 4Front may supply specific individual network services, including cabling. The Company is one of a limited number of companies approved by British Telecom as a Category 5 installer and is a British Telecom cabling and installation partner. 4Front has expertise in a diverse range of specialized areas of wide and local area networking, including network communications (voice and data) and interconnectivity, remote access, multi-platform integration, Internet and Intranet technology, and enterprise wide storage solutions. In meeting its customers' network requirements the Company supplies both network services and network products. These include hardware, software, network computers, cabling and storage products. 4Front has a wide range of network product and service accreditations from vendors such as British Telecom, Compaq, IBM, Intel, Microsoft, Mitsubishi Apricot, Novell, Shiva, Sun, Unisys and 3Com. The Company provides these services under contracts which vary in length and content depending on the services provided. Customers that utilize these services include Dupont, Energis and Royal Sun Alliance, among others.

MANAGED SERVICES

    4Front also provides a range of managed services to its corporate customers. These services include special project management, enterprise-wide roll-out programs, system and software upgrades, Year 2000 consultation and training. In addition, the Company has recently begun offering business continuity/disaster recovery services. The Company provides these services under contracts which vary in length and content depending on the services provided. The Company provides these services to the French Ministry of Agriculture, GEC-Marconi Aerospace and JP Morgan, among others.

SOFTWARE SOLUTIONS

    The Company supplies and supports financial application software for corporate and government customers. The software is either proprietary to the Company or is a customized version of software produced by outside vendors. The Company's proprietary software products include a specialized project accounting product for the construction industry, an asset and property management product used by health trusts and municipalities and a project costing product used by corporations and municipalities. The Company is seeking to add to its product range and in March 1998 acquired the exclusive UK distribution rights of a web-based financial reporting tool called DBLive@Web under license from its developer. The sale of software involves a substantial service element; consequently, the Company typically provides its customers with pre-sales software and technical consultation, business analysis, software specification, software development and supply, implementation, training, project management and software support and upgrades.

    The Company also supplies products by Tetra, a UK software company, which specializes in software for accounting, distribution and inventory control. This software is typically customized by the Company for specific vertical markets, including the telesales, technology distribution and government markets.

    The Company typically licenses software and provides integration services to its clients, which include Alcatel Data Networks, DTZ Debenham Thorpe, one of the UK's leading chartered surveyors, and Fairfax Meadows, a subsidiary of Hillsdown Holdings, one of the UK's leading food conglomerates.

STORAGE SYSTEMS AND PRODUCTS

    4Front is one of the UK's leading distributors of high end storage systems. The Company is the leading distributor of Seagate Technology's high capacity disc drives in Europe, IBM's high capacity disc drives in the UK and Sony's high capacity tape products in the UK. The Company has also developed a focused range of its own brand products which are marketed under the V2 brand name. These include a complete range of build to order or customized PCs as well as a range of storage subsystems. The Company markets these products to OEMs, system integrators and VARs in the UK.

CUSTOMERS

    The Company's customers are mainly large and medium sized national and multinational companies and government authorities. The following is a representative list of the Company's customers, each of which contributed in excess of $100,000 in revenues for fiscal 1998:

FINANCE                   INDUSTRIAL                        RETAIL
JP Morgan                 British Petroleum                 Argos
NatWest Capital Markets   Dupont                            Dixons
Reuters                   Pfizer                            John Lewis

TELECOMMUNICATIONS        CONSTRUCTION/ENGINEERING          POINT OF SALE
British Telecom           Brown & Root                      Asda
Energis                   GEC--Marconi Aerospace            Going Places
Fujitsu                   Mitsui Babcock                    House of Fraser

INSURANCE                 OEM/OUTSOURCERS                   GOVERNMENT
Legal & General           ADP                               French Ministry of Agriculture
Royal Sun Alliance        Computer Sciences Corporation     London Borough of Tower Hamlets
Sedgwicks                 IBM                               UK Ministry of Defence

    No single customer accounted for more than 5% of the Company's revenues in any of the last three fiscal years.

SALES AND MARKETING

    The Company markets services and products as part of a systems solution to its clients and emphasizes its ability to provide highly qualified personnel to implement these solutions cost effectively. Sales of services are predominantly made directly to the corporate and government markets, while the sales of storage systems are predominantly made through sub-distributors and VARs where the Company's products are typically used as elements of a VAR's overall solutions.

    The Company's direct sales force is primarily focused on large and multinational corporate customers and is organized by operating groups based on the Company's services and products and also increasingly on a corporate account basis in the case of larger customers. Direct sales channels include field sales, telemarketing and direct mail. At April 30, 1998, the Company had approximately 80 sales and marketing personnel.

    The Company's sales representatives are focused on developing cross-marketing opportunities. The Company promotes these activities by scheduling internal sales conferences, paying a portion of compensation based on internal business referrals and maintaining a formal corporate accounts structure.

COMPETITION

    The overall computer services industry is intensely competitive and is composed of hundreds of companies, many of whom have capital, marketing expertise and personnel resources far superior to that of 4Front. The Company competes primarily with a wide range of companies of varying sizes that operate both in the niche markets which the Company serves and in the computer services industry generally. 4Front also competes with larger European computer service and consulting firms.

    The Company believes that the principal competitive factors in the industry are breadth of service offerings, quality of products supplied, expertise in niche markets, price and service. The Company believes that its ability to offer specialized solutions and to remain competitive in these markets will depend largely upon its ability to recruit and retain highly skilled personnel.

    The Company believes that it is able to successfully compete with large European computer service and consulting firms due to its focus and concentration in specified niche markets and the Company's high level of specialized skills and services. The Company also believes that it is able to obtain a competitive advantage with respect to both larger and smaller competitors in the niche markets which it serves through its proprietary systems and customized software and its reputation and leadership position in specialist markets.

EMPLOYEES

    As of April 30, 1998, the Company employed a total of 689 employees consisting of 82 in sales and marketing, 253 in engineering, 160 in technical support and 194 in logistics, management and administration. The Company's employees are not represented by a labor union, and the Company has not had any work stoppages, strikes or organization attempts. The Company believes that its employee relations are good.

PROPERTIES

    The Company does not own any real property. The Company currently leases office and warehouse space as follows:

LOCATION                                SQUARE FOOTAGE    LEASE EXPIRATION
--------------------------------------  ---------------  ------------------
BELGIUM
Brussels..............................         8,980            March, 2002

FRANCE
Paris.................................        10,390           August, 2006
Champs Sur Marne......................         1,570         February, 2006

UNITED KINGDOM
Aberdeen..............................         1,000          October, 1998
Basingstoke...........................        14,100        September, 1999
Brighton..............................         5,340         February, 2002
Bristol...............................         9,800        September, 2006
Livingstone...........................         1,000              May, 2000
London................................         5,935            April, 2002
Newbury...............................         7,110        September, 2002
Ruislip...............................        13,100         February, 2002
Slough................................        17,242         December, 2010
Manchester............................        11,400          January, 2001
Warrington............................         3,500         December, 2012
Watford...............................         9,500           August, 2013

UNITED STATES
Englewood, Colorado...................           500         December, 1999

    The Company's aggregate property lease payments are currently $1,546,000 per annum and are subject to reviews during the terms of the various leases. The Company believes that it has adequate office and warehouse space to accommodate its needs for the next several years.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the names, ages and positions of the executive officers and directors of the Company. Their respective backgrounds are described following the table.

NAME                                            AGE      POSITION
------------------------------------------      ---      ------------------------------------------------------------------
Anil Doshi................................          53   Chairman of the Board, Chief Executive Officer and Director
Mark Ellis................................          44   Vice Chairman of the Board, President and Director
Kenneth Newell............................          54   Vice President of Corporate Affairs and Director
Terence Burt..............................          41   Vice President, Chief Operating Officer and Director
Craig Kleinman............................          42   Secretary and Director
Stephen McDonnell.........................          35   Chief Financial Officer
Brian V. Murray...........................          50   Director
Arthur Keith Ross.........................          46   Director

    ANIL DOSHI is Chairman of the Board of Directors, Chief Executive Officer and a Director of the Company since April 1993. Mr. Doshi co-founded Communic8 Software (the Company's predecessor-in-interest) in January 1990 and served as its Chairman from April 1992 to March 1993. Mr. Doshi is a Fellow of the Institute of Chartered Accountants in England and Wales, and he is also an Associate of the Chartered Institute of Taxation. From 1988 until 1990, Mr. Doshi was a consultant to and then Deputy Chairman of PPI Enterprises, Inc., a New York based holding company ("PPI"). In 1990, PPI's parent company, Polly Peck International, plc, a UK company, went into administration under UK law, an insolvency proceeding analogous to Chapter 11 Bankruptcy in the United States.

    MARK ELLIS is Vice Chairman of the Board of Directors since April 1998 and President and a Director of the Company since April 1993. Mr. Ellis co-founded Communic8 Software and served as a director from January 1992 until March 1993. From 1988 to January 1991, Mr. Ellis served as the President of PPI. As President of PPI, he managed that company's American expansion program and negotiated a number of acquisitions in the U.S., including the $875 million acquisition of Del Monte Tropical Fruit from RJR Nabisco. Mr. Ellis was graduated from St. John's College at Cambridge University in England and received a B.A. in Law in 1975, an L.L.B. in 1976, and an M.A. in Law in 1978. See preceding paragraph for additional information regarding PPI.

    KENNETH NEWELL has been Vice President of Corporate Affairs of the Company since April 1998 and a Director of the Company since April 1996. He was a co-founder of K2 Group Plc in 1988, which was acquired by the Company in January 1994, and was 4Front Group plc's Chief Executive until 1997. Mr. Newell is a Fellow of the Institute of Chartered Secretaries and Administrators following study at the City of London College.

    TERENCE BURT has been a Vice President and Chief Operating Officer since April 1998 and a Director since April 1997. He was a co-founder of K2 Group Plc, and was Managing Director of the Company's systems integration division between 1990 and 1996. He became Managing Director of the services division in 1996 and Managing Director of 4Front Group in 1997. Mr. Burt was graduated from the University of Hertfordshire and is a member of the Chartered Institute of Management Accountants.

    CRAIG KLEINMAN is Secretary and a Director of the Company since April 1993. Mr. Kleinman served as Chief Financial Officer of the Company from April 1993 until April 1996. During the past nine years, Mr. Kleinman has been a shareholder in the certified public accounting firm Kleinman, Guerra & Company, P.C. Mr. Kleinman received a B.S. degree in accounting from the University of Colorado in 1978 and is a member of the American Institute of Certified Public Accountants.

    STEPHEN MCDONNELL has been Chief Financial Officer of the Company since September 1996. From April 1993 to September 1996, Mr. McDonnell served 4Front Group plc as a financial accountant. Prior to joining the Company in April 1993, Mr. McDonnell was Chief Accountant for five years to French Connection plc, a UK public company. Mr. McDonnell was graduated from the College of Commerce in Dublin, Ireland.

    BRIAN V. MURRAY has been a Director of the Company since April 1996. Mr. Murray is President and Chief Executive Officer of B.V. Murray & Co., an investment banking firm, which he founded in July 1996. Prior thereto, Mr. Murray held various positions at Bear, Stearns & Co., Inc. from 1976 until July 1996, when he was a Senior Managing Director.

    ARTHUR KEITH ROSS has been a Director of the Company since February 1996. Mr. Ross is currently a private investor and a consultant to the London law firm, Denton, Hall and Burgin. From 1986 to 1994, Mr. Ross was a partner in the London law firm Clifford Chance, which he joined in 1984. Mr. Ross headed the Clifford Chance South East Asian office in Singapore from 1988 to 1991. Mr. Ross was graduated from Christ's College at Cambridge University in England and received a BA in Law in 1973 and an MA in Law in 1976.

    All directors hold office until the next meeting of the stockholders of the Company and until their successors are elected and qualified.

    The Board of Directors has an Audit Committee which is charged with reviewing the Company's internal accounting procedures and consulting with and reviewing the selection of the Company's independent auditors. The Audit Committee currently consists of Messrs. Doshi, Ross and Murray. The Board of Directors also has a Compensation Committee charged with recommending to the Board the compensation for the Company's executives and administering the Company's stock option plans. The Compensation Committee is currently composed of Messrs. Doshi, Ellis, Murray and Ross. The Board of Directors has also established an Executive Committee charged with exercising powers of the Board of Directors expressly delegated to it. The Executive Committee is currently composed of Messrs. Doshi and Ellis. During fiscal 1998, the Executive Committee met once. Each director attended at least 75% of the meetings of the Board of Directors and of all committees of the Board of Directors on which he served.

EXECUTIVE COMPENSATION

    The tables and discussion below set forth information about the compensation awarded to, earned by, or paid to the Company's chief executive officer and the four other most highly compensated executive officers during the fiscal years indicated. Except as noted below, no other executive officer of the Company or any of its then existing subsidiaries earned compensation in excess of $100,000 during any of such periods.

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                                       ----------------------------------  --------------------------
                                                         FISCAL                              STOCK       ALL OTHER
NAME AND PRINCIPAL POSITION                              YEAR(1)      SALARY      BONUS     OPTIONS   COMPENSATION(2)
-----------------------------------------------------  -----------  ----------  ---------  ---------  ---------------
Anil Doshi
  Chairman of the Board and Chief Executive
  Officer(3).........................................        1998   $  205,375  $  90,365         --     $  65,857
                                                             1997      169,821     24,105         --        19,631
                                                             1996       38,196         --    120,000            --

Mark Ellis
  Vice Chairman of the Board and President(3)........        1998      180,730     65,720         --        43,918
                                                             1997      158,336     24,105         --        15,260
                                                             1996       36,158         --    120,000        10,266

Kenneth Newell
  Vice President for Corporate Affairs...............        1998      152,663     32,860         --        37,934
                                                             1997      129,902     24,105         --        25,604
                                                             1996      107,107     23,626    109,300        29,580

Terence Burt
  Vice President and Chief Operating Officer.........        1998      149,239     36,968     10,000        25,424
                                                             1997      110,080     44,996         --        21,526
                                                             1996       94,506     39,378     98,050        13,368

Stephen McDonnell
  Chief Financial Officer............................        1998       71,950     24,645     10,000        10,246
                                                             1997       56,212     16,070      4,000         9,481
                                                             1996       51,975         --      8,000         8,505

------------------------

(1) Represents the period beginning February 1 of the prior year and ending January 31 of the year indicated.

(2) Represents contributions made by the Company to Executive Pension Plans, car allowances and insurance benefits.

(3) Messrs. Doshi and Ellis entered into employment agreements with the Company in November 1995, which provide for annual base salaries of $256,000 and $225,000 as of February 1, 1998, respectively. See "--Employment Arrangements." Prior to November 1995, Messrs. Doshi and Ellis did not receive any salary compensation for services to the Company.

STOCK OPTIONS

    The following table sets forth certain summary information concerning individual grants of stock options made during the year ended January 31, 1998 to each of the Company's executive officers named in the Summary Compensation Table.

                                                              INDIVIDUAL GRANTS
                                                  -----------------------------------------
                                                                   % OF
                                                                   TOTAL
                                                   NUMBER OF      OPTIONS
                                                  SECURITIES    GRANTED TO      EXERCISE
                                                  UNDERLYING     EMPLOYEES       OR BASE
                                                    OPTIONS      IN FISCAL        PRICE      EXPIRATION
NAME                                                GRANTED      1998 (1)     PER SHARE (2)   DATE (3)      5%(4)      10%(4)
------------------------------------------------  -----------  -------------  -------------  -----------  ---------  ----------
Anil Doshi......................................           0            --             --            --          --          --
Mark Ellis......................................           0            --             --            --          --          --
Kenneth Newell..................................           0            --             --            --          --          --
Terence Burt....................................      10,000          2.9%      $    3.38       2/13/07   $  91,461  $  165,000
Stephen McDonnell...............................       7,500          2.2%      $    3.38       2/13/07   $  68,550  $  124,200
                                                       2,500          0.7%      $    8.75      11/24/07   $   9,425  $   27,975

------------------------

(1) Based on an aggregate of 334,500 options which were granted during fiscal 1998.

(2) All options were granted at fair market value on the date of grant.

(3) All options have a fixed term of ten years and vest in full over 30 months from the date of grant.

(4) Potential gains are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only in the price of the Company's Common Stock during the terms of the options in accordance with rates specified in applicable federal securities regulations. Actual gains on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in this table may not necessarily be achieved. The Company's Common Stock price, as reported by the Nasdaq National Market on January 30, 1998, was $7.69 per share.

    On March 24, 1998, subject to stockholder approval to amend the Company's 1996 Equity Incentive Plan, 40,000 options were granted to each of Messrs. Doshi, Ellis, Newell and Burt and 6,000 options were granted to Mr. Kleinman, each at an exercise price of $8.75, equal to the fair market value of the Common Stock on the date of grant. In addition, on March 24, 1998, Mr. McDonnell received 5,000 options at an exercise price of $8.75.

    The following table sets forth at January 31, 1998, the number of options and the value of unexercised options held by each of the executive officers named in the Summary Compensation Table. No options were exercised in the fiscal year ended January 31, 1998.

                                                                                   NUMBER OF              VALUE OF
                                                                             UNDERLYING UNEXERCISED     UNEXERCISED
                                                                              OPTIONS AT YEAR END       IN-THE-MONEY
                                                                          ----------------------------   OPTIONS AT
NAME                                                                      EXERCISABLE   UNEXERCISABLE   YEAR END(1)
------------------------------------------------------------------------  -----------  ---------------  ------------
Anil Doshi..............................................................     270,000             --      $  876,300
Mark Ellis..............................................................     270,000             --         876,300
Kenneth Newell..........................................................     200,000             --         628,200
Terence Burt............................................................     168,333          6,667         553,900
Stephen McDonnell.......................................................      27,667          9,333          93,766

------------------------

(1) Computed based upon the difference between the stock option exercise price and the closing price of the Company's Common Stock on January 30, 1998 ($7.69).

EMPLOYMENT ARRANGEMENTS

    Messrs. Doshi and Ellis entered into employment agreements with the Company which commenced November 1, 1995. These agreements are terminable at any time after an initial term of three years on one years' notice. Under such agreements, Messrs. Doshi and Ellis are entitled to base annual salaries of $256,000 (L156,250) and $225,000 (L137,000), respectively. Prior to the execution of such employment agreements, neither Messrs. Doshi nor Ellis had received salary compensation for services performed for the Company and its affiliates.

    Messrs. Newell and Burt entered into employment agreements with the Company at salaries as at February 1998 of $195,000 (L118,750) and $195,000 (L118,750).

    No other executive officer is currently party to an employment agreement with the Company. As appropriate, other employment contracts may be entered into with other key executives.

STOCK OPTIONS AND BENEFIT PLANS

    In September and November 1994 the Company issued a total of 1,260,875 options to management, employees and consultants, exercisable for five years at an exercise price of $4.00 per share.

    In August and November 1995 the Company issued a total of 725,463 options to management, employees and consultants, exercisable for five years at an exercise price of $5.00 per share. Of the options granted, 120,000, 120,000, 60,000, 20,000, 109,300 and 98,050 options were granted to Messrs. Doshi, Ellis, Kleinman, Ross, Newell and Burt, respectively.

    The Company maintains contributory, non-defined pension plans for the benefit of Messrs. Doshi and Ellis to which it makes contributions of approximately $54,000 (L32,000) per annum. The Company also maintains contributory, non-defined pension plans for the benefit of Messrs. Newell and Burt to which it makes contributions of approximately $15,000 (L9,000) per annum.

1996 EQUITY INCENTIVE PLAN

    In May 1996, the Company, adopted the 1996 4Front Technologies, Inc. Equity Incentive Plan (the "Plan"), which provides for the issuance of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options, to purchase an aggregate of up to 400,000 shares of the Common Stock of the Company. The Plan permits the granting of options to officers, employees, directors and consultants of the Company. This Plan was approved by stockholders on February 5, 1997 and pursuant to the Plan a total of 247,000 options, exercisable at between $3 3/8 and $5 3/4 per share, being at or above market value at time of grant, have been granted to employees and to two directors. In November 1997, a total of 87,500 options, exercisable at $8.75, being at or above market value at the time of grant, were granted to employees. In March 1998, the Board of Directors adopted amendments to the Plan, subject to stockholder approval, which would increase the number of options available for grant thereunder to 800,000 and permit the granting of additional options to directors. In addition, subject to stockholder approval, the Board granted 40,000 options each to Messrs. Doshi, Ellis, Newell and Burt and 6,000 options each to Messrs. Kleinman, Ross and Murray, each at an exercise price of $8.75 per share, equal to the fair market value of the Common Stock on the date of grant.

COMPENSATION OF DIRECTORS

    Messrs. Murray and Ross each received compensation of $15,000 in the fiscal year 1998. In March 1998, their compensation was increased to $20,000 per year. No other director receives any compensation for services as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee currently consists of Messrs. Doshi, Ellis, Murray and Ross. Messrs. Doshi and Ellis abstain from votes on their own compensation. See "--Employment Arrangements."

-

                              CERTAIN TRANSACTIONS

    As of January 31, 1998, a total of $18,000 remained outstanding from the Company to Mr. Doshi primarily representing expenses due for fiscal 1998. As at January 31, 1997, a receivable of $644,356 was due from Mr. Anthony Malpas, a related party. During fiscal 1998, Mr. Malpas invoiced the Company $198,250 for consultancy services. The remaining receivable from Mr. Malpas of $446,106 was settled on September 30, 1997. At January 31, 1998, all receivables from related parties have been settled and there is nothing owed to the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 26, 1998 by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the persons named in the Summary Compensation Table, (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names, subject to community property laws where applicable.

                                                              SHARES OF COMMON                   SHARES OF COMMON STOCK
                                                             STOCK BENEFICIALLY
                                                              OWNED BEFORE THE       NUMBER OF     BENEFICIALLY OWNED
                                                                 OFFERING(1)          SHARES      AFTER THE OFFERING(1)
                                                           -----------------------     BEING     -----------------------
          NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER      PERCENT       SOLD        NUMBER      PERCENT
---------------------------------------------------------  ----------  -----------  -----------  ----------  -----------
EXECUTIVE OFFICERS, DIRECTORS AND OTHER PRINCIPAL
  STOCKHOLDERS
---------------------------------------------------------
Anil Doshi (2)...........................................     960,212       12.94%          --      960,212        8.90%
Mark Ellis (3)...........................................     547,812        7.38       22,500      525,312        4.87
Kenneth Newell (4).......................................     262,578        3.57       20,000      242,578        2.26
Terence Burt (5).........................................     230,915        3.15       20,000      210,915        1.97
Arthur Keith Ross (6)....................................     182,350        2.52        5,000      177,350        1.67
Craig Kleinman (7).......................................      91,000        1.26        7,500       83,500           *
Stephen McDonnell (8)....................................      29,000           *       10,000       19,000           *
Brian Murray (9).........................................       9,167           *           --        9,167           *
FMR Corporation (10).....................................     615,900        8.61           --      615,900        5.85

OTHER SELLING STOCKHOLDERS
---------------------------------------------------------
Stuart Doshi (11)........................................     190,000        2.63       40,000      150,000        1.43
The Claudius Trust (12)..................................      86,250        1.19       80,000        6,250           *
Simon Andrews (12).......................................      82,044        1.14       20,000       62,044           *
Chris Hervey (12)........................................      60,000           *       20,000       40,000           *
Mark McVeigh (13)........................................      58,667           *       25,000       33,667           *
Peter Wellings (12)......................................      42,300           *       20,000       22,300           *
James Sutherland (12)....................................      41,000           *       16,000       25,000           *
Bruce Horowitz (12)......................................      25,000           *       12,500       12,500           *
Joe Huard (12)...........................................      24,000           *       24,000           --           *
Miller & Holguin (12)....................................      22,708           *       22,708           --           *
Paul Banko (14)..........................................      13,500           *        6,000        7,500           *
Massoud Kharrazian (12)..................................      12,500           *       12,500           --           *
Marvin Susemihl (12).....................................      12,500           *       10,000        2,500           *
David Bampton (12).......................................      12,000           *        4,000        8,000           *
Peter Blowitz (12).......................................      10,000           *       10,000           --           *
Walter Hendricks (12)....................................      10,000           *       10,000           --           *
Philip Mendonca (12).....................................      10,000           *       10,000           --           *
Paul Rooney..............................................       3,750           *        1,750        2,000           *
Ginrette Higgs...........................................       7,937           *        1,750        6,187           *
Andrew Gueritz (12)......................................       7,500           *        7,500           --           *
John Walduck (12)........................................       7,167           *        1,750        5,417           *
Paul Leonard (12)........................................       5,667           *        1,750        3,917           *
Tim Baugh (12)...........................................       5,625           *        1,500        4,125           *
Lindsay Baugh (12).......................................       5,625           *        1,500        4,125           *
John Fox (12)............................................       5,500           *        2,500        3,000           *
Keith Brackpool (12).....................................       5,000           *        5,000           --           *
Audrey Manning (12)......................................       2,500           *        1,500        1,000           *
Michael Seymour (12).....................................       2,500           *        2,500           --           *
Chris Arnold (12)........................................       1,750           *        1,000          750           *
Marina McGovern (12).....................................       1,750           *        1,750           --           *
David Mullender (12).....................................       1,750           *          500        1,250           *
Bryan Parnham (12).......................................       1,750           *          750        1,000           *
Allison McKie (12).......................................         750           *          750           --           *

                                                              SHARES OF COMMON                   SHARES OF COMMON STOCK
                                                             STOCK BENEFICIALLY
                                                              OWNED BEFORE THE       NUMBER OF     BENEFICIALLY OWNED
                                                                 OFFERING(1)          SHARES      AFTER THE OFFERING(1)
                                                           -----------------------     BEING     -----------------------
          NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER      PERCENT       SOLD        NUMBER      PERCENT
---------------------------------------------------------  ----------  -----------  -----------  ----------  -----------
Amanda Williams (12).....................................         750           *          750           --           *
Jason Goddard (12).......................................         750           *          750           --           *
Lorna Reynolds (12)......................................         750           *          750           --           *
Paul Barrie (12).........................................         750           *          750           --           *
Peter Lees (12)..........................................         750           *          750           --           *
Samantha Thompson (12)...................................         750           *          750           --           *
Andrew Cowl (12).........................................         750           *          750           --           *
Claire Savage (12).......................................         750           *          750           --           *
Keith Sponder (12).......................................         750           *          750           --           *
Mayur Morjaria (12)......................................         750           *          750           --           *
Neil Humphrey............................................         750           *          750           --           *
All Directors and Executive Officers as a Group
  (8 persons) (15).......................................   2,267,522       27.49       85,000    2,182,522       18.37

------------------------
*   Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. The address of each director and executive officer of the Company is c/o 4 Front Technologies, Inc., 57A Hatton Garden, London EC1N 8JD England.

 (2) Includes 45,512 shares owned by Aliki Financial Corp., in which Mr. Doshi has a 65% interest. Also includes 270,000 shares purchasable pursuant to immediately exercisable options.

 (3) Includes 45,512 shares owned by Aliki Financial Corp., in which Mr. Ellis has a 35% interest. Also includes 270,000 shares purchasable pursuant to immediately exercisable options.

 (4) Includes 7,051 shares owned by Mr. Newell's wife and 28,790 shares held by Lex Nominees International as nominee for a Jersey resident settlement established for the benefit of Mr. Newell and his wife and children. Also includes 200,000 shares purchasable pursuant to immediately exercisable options. Mr. Newell disclaims beneficial ownership of the shares held by his wife.

 (5) Includes 33,347 shares owned by Mr. Burt's wife and 28,794 shares held by Lex Nominees International as nominee for a Jersey resident settlement established for the benefit of Mr. Burt and his wife and children. Also includes 168,333 shares purchasable pursuant to immediately exercisable options. Mr. Burt disclaims beneficial ownership of the shares held by his wife.

 (6) Includes 83,500 shares purchasable pursuant to immediately exercisable options.

 (7) Includes 75,000 shares purchasable pursuant to immediately exercisable options.

 (8) Consists of 29,000 shares purchasable pursuant to immediately exercisable options.

 (9) Includes 6,667 shares purchasable pursuant to immediately exercisable options.

(10) Based on information in an amended Schedule 13G dated February 14, 1998, filed by the beneficial owner. The amended Schedule 13G states that such beneficial owner has sole power to dispose of all of such shares. The address of such beneficial owner is 82 Devonshire Street, Boston, MA 02109.

(11) Includes 60,000 shares purchasable pursuant to immediately exercisable options.

(12) Consists of shares purchasable pursuant to immediately exercisable options or warrants.

(13) Includes 18,000 shares purchasable pursuant to immediately exercisable options.

(14) Includes 6,000 shares purchasable pursuant to immediately exercisable warrants.

(15) Includes 1,096,500 shares subject to options which are immediately exercisable. Does not include 201,000 shares subject to options which are not exercisable within 60 days of May 26, 1998.

                          DESCRIPTION OF CAPITAL STOCK

    The Certificate of Incorporation of the Company provides the Company with the authority to issue 30,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. At May 15, 1998, there were 7,151,317 shares of Common Stock outstanding. No shares of Preferred Stock are outstanding.

    DIVIDENDS. Each share of Common Stock is entitled to dividends if, as and when dividends may be declared by the Board of Directors of the Company and paid. Under the Delaware General Corporation Law, the Company may declare and pay dividends only out of its surplus, or in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of the Company has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution.

    VOTING RIGHTS. Each share of Common Stock is entitled to one vote on all matters.

PREFERRED STOCK

    The Preferred Stock may be issued from time to time in one or more series as determined by the Board of Directors. The Board of Directors is authorized to issue the shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of such Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock, including the loss of voting control to others. The Company currently has no plan to issue any shares of such Preferred Stock.

REGISTRATION RIGHTS

    If the Company proposes to register any of its securities, either for its own account or for the account of other stockholders, the Company is required, with certain exceptions, to notify stockholders of the Company holding 2,354,665 shares of Common Stock in the aggregate and, subject to certain limitations, to include in such registration all of the shares of Common Stock requested to be included by such holders. The Company is generally required to pay all the expenses of such registration other than underwriting discounts and commissions. In connection with this Offering, the Company has notified such stockholders and stockholders selling approximately 350,000 shares of Common Stock have determined to participate in the Offering.

DELAWARE ANTI-TAKEOVER LAW

    Under Section 203 of the Delaware General Corporation Law (the "Delaware Anti-Takeover Law"), certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and any person acquiring 15% or more of the voting stock of such Delaware corporation (an "interested stockholder") are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors of the corporation prior to the time the other party to the business combination became an interested stockholder, (ii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers and stock held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan), or (iii) the business combination was approved by the board of directors of the corporation and authorized by 66 2/3% of the voting stock which the interested stockholder did not own. The corporation may opt out of the effect of this statute by (i) including a provision to such effect in the corporation's original certificate of incorporation, (ii) amendment to the corporation's bylaws made by the board of directors within 90 days after the effective date of the statute or (iii) amendment of the corporation's certificate of incorporation or bylaws approved by holders of a majority of the shares entitled to vote; provided that such amendment shall not take effect until 12 months after its adoption and shall not affect any business combination with interested stockholders which are effected during such 12 months. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors' liability, then the liability of directors of the Company shall automatically be limited to the fullest extent provided by law. The Company's By-laws also contain provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into indemnification agreements with its current directors. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. The Company believes that these contractual agreements and the provisions in its Certificate of Incorporation and By-laws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT

    The Transfer Agent for the Common Stock is American Securities Transfer Incorporated.

                         CERTAIN UNITED STATES FEDERAL
                     TAX CONSEQUENCES FOR NON-U.S. HOLDERS

    The following is a general summary of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by "Non-U.S. Holders" (as defined below). This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change or alternative construction, possibly with retroactive effect. This summary does not address all federal income and estate tax consequences that may be relevant to a Non-U.S. Holder in light of such holder's particular circumstances, or to certain Non-U.S. Holders that may be subject to special treatment under U.S. federal income tax laws, such as life insurance companies, tax-exempt organizations, banks or other financial institutions or certain expatriates or former long-term residents of the United States. For purposes of this summary, the term "Non-U.S. Holder" means a beneficial owner of Common Stock that for federal income tax purposes is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust if either (a) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (b) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

    EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF COMMON STOCK UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

    DIVIDENDS. Dividends paid to a Non U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under an applicable income tax treaty) unless the dividends are taxable as effectively connected with the conduct of a trade or business in the United States and the Non-U.S. Holder delivers IRS Form 4224 to the payor. If the dividends are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, such dividends will not be subject to the withholding tax described above and will instead be subject to U.S. federal income tax on a net income basis as if such Non-U.S. Holder were a U.S. resident. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding rules discussed above and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of an income tax treaty rate. However, under recently issued Treasury regulations (the "New Regulations"), that generally will be effective for distributions after December 31, 1999, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate generally would be required to provide an Internal Revenue Service Form W-8 (or suitable substitute form) certifying such Non-U.S. Holder's entitlement to benefits under the treaty. Special procedures are provided in the New Regulations for payments through qualified intermediaries. In addition, under the New Regulations, in the case of a Non-U.S Holder that is fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the certification requirements generally would be applied to each of the ultimate beneficial owners of the entity. Non-U.S. Holders are advised to consult their tax advisors regarding the effect, if any, of the New Regulations.

    DISPOSITION OF COMMON STOCK. A Non-U.S. Holder of Common Stock generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of Common Stock, unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and who holds the Common Stock as a capital asset, such holder is present in the United States for a period or periods aggregating

183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates whose loss of U.S. citizenship has as one of its principal purposes the avoidance of U.S. taxes, or (iv) the Company is then or has been within a specified period a United States real property holding corporation. The Company does not believe that it is, or is likely to become, a United States real property holding corporation. To the extent that the amount of cash and the fair market value of any property received upon the sale or other disposition of Common Stock is deemed a dividend distribution, the Non-U.S. Holder may be subject to tax on such cash or other property as described above under "Dividends."

    FEDERAL ESTATE TAX. An individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in Common Stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

    U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX. The Company must report annually to the IRS and to each Non-U.S. Holder any dividend that is subject to withholding, or that is exempt from U.S. withholding tax (pursuant to a tax treaty or the exceptions described above), and any tax withheld with respect to such dividends. Copies of the information returns reporting such dividends and withholding may be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

    U.S. backup withholding, which is imposed at the rate of 31% on certain payments to persons that fail to furnish information under the U.S. information reporting requirements, generally will not apply to dividends paid to Non-U.S. Holders that are subject to the 30% withholding tax described above or that are subject to treaty reduction, or, under current law, to a Non-U.S. Holder at an address outside the United States.

    Under the rules in effect for payments made on or before December 31, 1999, payment of the proceeds of the sale or other disposition of Common Stock to or through a United States office of a broker, U.S. or foreign, will be subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption (provided the broker does not have actual knowledge that the holder is a U.S. Person or that the conditions of any other exemption are not, in fact, satisfied). Payment of the proceeds of the sale of Common Stock to or through a foreign office of a foreign broker that is not a "U.S. related person" generally will not be subject to information reporting or backup withholding tax. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business. In the case of the payment of proceeds from the disposition of Common Stock to or through a foreign office of a broker that is either a United States person or a U.S. related person, information reporting is required on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary.

    With respect to payments made after December 31, 1999, the New Regulations, subject to certain transition rules, alter the foregoing rules in certain respects. Those regulations provide presumptions under which a Non-U.S. Holder is subject to information reporting and backup withholding at the rate of 31% unless the Company receives certification from the holder (or the Non-U.S. Holder satisfies certain documentary evidence requirements) establishing non-U.S. status. Depending on the circumstances, this certification will need to be provided (i) directly by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or (iii) certain qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

    Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax, provided that the required information is furnished to the IRS. Non-U.S. Holders of Common Stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 10,519,317 shares of Common Stock outstanding. Of those shares, the 3,425,000 shares sold in the Offering, and an additional approximately 7,000,000 shares, are freely tradeable without restriction (except as to affiliates of the Company) or further registration under the Securities Act.

    The Company, all of the Company's executive officers and directors and the Selling Stockholders have agreed that, without the prior written consent of Hambrecht & Quist on behalf of the Underwriters, they will not (i) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are now owned by such stockholder or acquired after the date of this Prospectus), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than (A) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement or (B) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing. These individuals and entities collectively beneficially hold 1,212,566 shares of Common Stock. Of such 1,212,566 shares of Common Stock, approximately 175,044 shares of Common Stock held by non-affiliates are eligible for sale in the public market without restriction pursuant to Rule 144(k) under the Securities Act following this 90 day period and approximately 1,037,522 shares of Common Stock held by affiliates are to be eligible for sale in the public market, subject to certain volume and other limitations, see "Principal and Selling Stockholders."

    In general, under Rule 144 of the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Shares") for at least one year (including any preceding period of ownership by a continuous chain of non-affiliated holders), would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, such issuer.

                                  UNDERWRITING

    Subject to the terms and conditions of the U.S. Underwriting Agreement (the "U.S. Underwriting Agreement"), Hambrecht & Quist LLC, FAC/Equities, a division of First Albany Corporation, Wheat First Union, a division of Wheat First Securities, Inc. and Kaufman Bros., L.P. (the "U.S. Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock:

                                                                                                        NUMBER OF
NAME                                                                                                      SHARES
------------------------------------------------------------------------------------------------------  ----------
Hambrecht & Quist LLC.................................................................................   1,320,000
First Albany Corporation..............................................................................     660,000
Wheat First Securities, Inc...........................................................................     660,000
Kaufman Bros., L.P....................................................................................     100,000
                                                                                                        ----------
    Total.............................................................................................   2,740,000
                                                                                                        ----------
                                                                                                        ----------

    Subject to the terms and conditions of the International Underwriting Agreement (the "International Underwriting Agreement"), Hambrecht & Quist Euromarkets and Panmure Gordon & Co. Limited (the "International Managers") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock:

                                                                                                         NUMBER OF
NAME                                                                                                      SHARES
------------------------------------------------------------------------------------------------------  -----------
Hambrecht & Quist Euromarkets.........................................................................     479,500
Panmure Gordon & Co. Limited..........................................................................     205,500
                                                                                                        -----------
    Total.............................................................................................     685,000
                                                                                                        -----------
                                                                                                        -----------

    The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreement") provide that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased. The offering price and the underwriting discount for the U.S. Offering and the International Offering are identical. The closing for the International Offering is a condition to the closing of the U.S. Offering, and the closing of the U.S. Offering is a condition to the closing of the International Offering.

    The U.S. Underwriters and International Managers propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less a concession not in excess of $0.35 per share. The U.S. Underwriters and the International Managers may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the Offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

    The Company has granted to the U.S. Underwriters and the International Managers an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 411,000 shares of Common Stock and 102,750 shares of Common Stock, respectively. To the extent that either or both of such options are exercised, each of the U.S. Underwriters or International Managers will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above tables bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the options, to sell shares to the U.S. Underwriters and the International Managers to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of Common Stock in whole or in part.

    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the U.S. Underwriters and the International Managers may be required to make in respect thereof.

    The Selling Stockholders have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock owned by them during the 90-day period following the date of this Prospectus.

    The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock (plus any shares issued to cover over-allotments) offered in the U.S. Offering (i) it is not purchasing any of such shares for the account of a non-U.S. or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares outside the United States and Canada or to a non-U.S. or Canadian Person. In addition, pursuant to the same agreement, each International Manager has agreed that, as a part of the distribution of the shares of Common Stock (plus any shares of Common Stock issued to cover over-allotments) offered in the International Offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares in the United States or Canada or to any U.S. or Canadian Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,
(iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by Hambrecht & Quist LLC as Lead Underwriter and Hambrecht & Quist Euromarkets as Lead Manager. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction (b) the term "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction and (c) the term "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof or any estate or trust, the income of which is subject to United States federal income taxation or Canadian income taxation regardless of its source (other than a foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person who is not otherwise a U.S. or Canadian Person.

    Pursuant to the Agreement between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. Unless otherwise agreed, the price of any shares of Common Stock so sold shall be the public offering price as then in effect for the shares of Common Stock being sold by the U.S. Underwriters and the International Managers, less the selling concession allocable to such shares. To the extent that there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement between U.S. Underwriters and International Managers, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

    In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

    In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time. Such transactions may be effected on the Nasdaq National Market, on EASDAQ or otherwise.

    In June 1996, in conjunction with an underwritten public offering, the Company issued to First Albany Corporation and Kaufman Bros., L.P. warrants (the "Warrants") to purchase 120,000 and 180,000 shares of the Company's Common Stock, respectively. The aggregate consideration paid for the 300,000 Warrants was $300.00. The exercise price per Warrant is $9.4875. The Company has granted certain registration rights with respect to the Warrants to First Albany Corporation and Kaufman Bros., L.P., neither of which firm is selling shares in the Offering.

    The Common Stock has been admitted for trading on EASDAQ under the symbol FFTI.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103. Attorneys of Fulbright & Jaworski L.L.P. beneficially own 12,700 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Brobeck Hale and Dorr International, Hasilwood House, 60 Bishopsgate, London EC2N 4AJ England.

                                    EXPERTS

    The consolidated financial statements of 4Front Technologies, Inc. included in this Prospectus and in the Registration Statement have been audited by KPMG, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere in this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    4Front is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by 4Front may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by 4Front can be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006-1506. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including 4Front.

    4Front has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to 4Front and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other documents referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

    Copies of the Company's quarterly and annual reports together with the Company's Certificate of Incorporation will be sent by the Company to Belgian Investors at no cost upon written request to the Company's principal executive officers.

                               EASDAQ INFORMATION

BELGIUM RESTRICTIONS

    Prior to trading on EASDAQ the Common Stock shall not, whether directly or indirectly, be offered, sold, transferred or delivered in Belgium to any individual or entity other than institutional investors referred to in Article
3.2 DEG. of the Belgian Royal Decree of January 9, 1991 on the public character of transactions involving public savings and the qualification of certain transactions as public offerings, acting on their own account.

UNITED KINGDOM RESTRICTIONS

    The Common Stock is not being offered or sold in or into the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses (or in other circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995), and this Prospectus may only be issued or passed on in or into the United Kingdom to any person to whom the Prospectus may lawfully be issued or passed on by reason of, or of any regulation made under,
Section 58 of the Financial Services Act 1986. All applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 must be complied with in respect of anything done in relation to the Offering from or otherwise involving, the United Kingdom.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                          -----
Independent Auditors' Report.........................................................         F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of January 31, 1997 and 1998 and April 30, 1998
  (unaudited)........................................................................         F-3
Consolidated Statements of Operations for the years ended January 31, 1996, 1997 and
  1998 and for the three months ended April 30, 1997 and 1998 (unaudited)............         F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  January 31, 1996, 1997 and 1998 and for the three months ended April 30, 1997 and
  1998 (unaudited)...................................................................         F-5
Consolidated Statements of Cash Flows for the years ended January 31, 1996, 1997 and
  1998 and for the three months ended April 30, 1997 and 1998 (unaudited)............         F-6
Notes to the Consolidated Financial Statements.......................................         F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
4Front Technologies, Inc. and Subsidiaries

    We have audited the accompanying consolidated balance sheets of 4Front Technologies, Inc. and subsidiaries as of January 31, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended January 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 4Front Technologies, Inc. and Subsidiaries as of January 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three year period ended January 31, 1998, in conformity with United States generally accepted accounting principles.

                                          KPMG
                                          Chartered Accountants
                                          Registered Auditors

London, England
April 30, 1998

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                   APRIL 30,
                                                        JANUARY 31,  JANUARY 31,     1998
                                                           1997         1998      (UNAUDITED)
                                                        -----------  -----------  -----------
                                                                   (IN THOUSANDS)
                        ASSETS
CURRENT ASSETS:
  Cash................................................   $   6,653    $   4,586    $   4,353
  Accounts receivable, net of allowance for doubtful
    accounts of $273,000, $452,000 and $463,000
    respectively......................................      15,365       18,357       20,450
  Deposits............................................          31           49           51
  Inventories.........................................       7,133       11,852       13,187
  Prepaid expenses....................................         905        1,835        1,986
  Income taxes receivable.............................          32           17           17
  Other current assets................................         230          219          359
                                                        -----------  -----------  -----------
      Total current assets............................      30,349       36,915       40,403
PROPERTY AND EQUIPMENT, net...........................       2,051        2,855        3,083
INVESTMENT IN AND ADVANCES TO EQUITY INVESTEE.........         143           --           --
RECEIVABLE, RELATED PARTY.............................         644           --           --
INTANGIBLE ASSETS, net................................       7,777       16,935       16,772
DEFERRED INCOME TAX...................................         974        2,402        2,079
OTHER ASSETS..........................................          83          101           87
                                                        -----------  -----------  -----------
TOTAL ASSETS..........................................   $  42,021    $  59,208    $  62,424
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable....................................   $  13,057    $  16,279    $  16,782
  Accrued liabilities.................................       2,483        4,027        4,303
  Stockholder advances................................         504           18           18
  Lines of credit--bank...............................       1,177        2,309        3,762
  Notes payable.......................................          --        2,858        2,852
  Capital lease obligations, current portion..........         546          482          472
  Income taxes payable................................         493        1,273        1,516
  Deferred revenue....................................       6,503        8,728        8,457
                                                        -----------  -----------  -----------
      Total current liabilities.......................      24,763       35,974       38,162
CAPITAL LEASE OBLIGATIONS, less current portion.......         489          497          487
OTHER LONG TERM LIABILITIES...........................          --        1,143          767
                                                        -----------  -----------  -----------
TOTAL LIABILITIES.....................................      25,252       37,614       39,416
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------
COMMITMENTS AND CONTINGENCIES:
STOCKHOLDERS' EQUITY:
  Common stock, no par value, 30,000,000 shares
    authorized, 6,514,747, 7,051,317 and 7,151,317
    shares issued and outstanding, respectively.......      22,988       24,877       25,277
  Accumulated (deficit)...............................      (6,222)      (3,154)      (2,062)
  Cumulative foreign currency translation
    adjustment........................................           3         (129)        (207)
                                                        -----------  -----------  -----------
      Total stockholders' equity......................      16,769       21,594       23,008
                                                        -----------  -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............   $  42,021    $  59,208    $  62,424
                                                        -----------  -----------  -----------
                                                        -----------  -----------  -----------

          See accompanying notes to consolidated financial statements.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                THREE MONTHS ENDED
                                                                                    APRIL 30,
                                            FOR THE YEARS ENDED JANUARY 31,        (UNAUDITED)
                                            -------------------------------  ------------------------
                                              1996       1997       1998        1997         1998
                                            ---------  ---------  ---------  -----------  -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES
Services..................................  $   7,869  $  19,032  $  45,302   $   8,196    $  16,437
Products..................................     24,380     33,983     38,843      10,428       10,267
                                            ---------  ---------  ---------  -----------  -----------
                                               32,249     53,015     84,145      18,624       26,704
                                            ---------  ---------  ---------  -----------  -----------
Cost of services..........................      2,135      6,642     22,541       4,148        7,629
Cost of products..........................     18,673     29,376     32,121       8,881        8,534
Write down of software development
  costs...................................        755         --         --          --           --
                                            ---------  ---------  ---------  -----------  -----------
                                               21,563     36,018     54,662      13,029       16,163
                                            ---------  ---------  ---------  -----------  -----------
GROSS PROFIT
  Services................................      4,979     12,391     22,761       4,048        8,808
  Products................................      5,707      4,606      6,722       1,547        1,733
                                            ---------  ---------  ---------  -----------  -----------
                                               10,686     16,997     29,483       5,595       10,541
OPERATING EXPENSES:
  Selling, general and administrative
    expenses..............................      9,567     13,792     22,796       4,355        8,004
  Depreciation............................        356        518      1,092         195          294
  Amortization............................        204        458      1,121         211          422
  Write down of goodwill..................         --        552         --          --           --
  Reorganization and restructuring
    costs.................................         --      2,286         --          --           --
                                            ---------  ---------  ---------  -----------  -----------
    Total operating expenses..............     10,127     17,606     25,009       4,761        8,720
                                            ---------  ---------  ---------  -----------  -----------

INCOME (LOSS) BEFORE INTEREST, INCOME
  TAXES, AND SHARE OF RESULTS IN EQUITY
  INVESTEE................................        559       (609)     4,474         834        1,821

Interest income...........................         14        277        276          78           68
Interest expense..........................       (258)      (297)      (632)        (71)        (209)
Write down of investments.................         --       (500)        --          --           --
                                            ---------  ---------  ---------  -----------  -----------

INCOME (LOSS) BEFORE INCOME TAXES AND
  SHARE OF RESULTS IN EQUITY INVESTEE.....        315     (1,129)     4,118         841        1,680

SHARE OF OPERATING (LOSS) OF EQUITY
  INVESTEE................................       (761)      (799)        --          --           --
                                            ---------  ---------  ---------  -----------  -----------
INCOME (LOSS) BEFORE INCOME TAXES.........       (446)    (1,928)     4,118         841        1,680

INCOME TAXES..............................        206        416      1,049         210          588
                                            ---------  ---------  ---------  -----------  -----------
NET INCOME (LOSS).........................  $    (652) $  (2,344) $   3,069   $     631    $   1,092
                                            ---------  ---------  ---------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------
NET INCOME (LOSS) PER COMMON SHARE (Basic)
  in accordance with SFAS No. 128.........  $   (0.24) $   (0.45) $    0.47   $    0.10    $    0.15
NET INCOME (LOSS) PER COMMON SHARE
  (Diluted) in accordance with SFAS No.
  128.....................................  $   (0.24) $   (0.45) $    0.43   $    0.09    $    0.13
                                            ---------  ---------  ---------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------
FULLY DILUTED SHARES OUTSTANDING..........  2,742,614  5,682,716  7,129,307   6,695,698    8,652,926
                                            ---------  ---------  ---------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------

        See accompanying notes to the consolidated financial statements

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                         FOREIGN
                                                                        CURRENCY
                                                         ACCUMULATED   TRANSLATION
                                   SHARES      AMOUNT     (DEFICIT)    ADJUSTMENT     TOTAL
                                  ---------  ----------  ------------  -----------  ----------
BALANCE, JANUARY 31, 1995.......  2,511,325  $5,810,709   $(3,226,648)  $ 220,870   $2,804,931
Stock issued to acquire
  Compass.......................    192,556     385,112           --           --      385,112
Stock issued to bridge loan
  holders.......................     25,750      51,500           --           --       51,500
Stock issued in private
  placement, net of offering
  costs.........................    262,144     665,353           --           --      665,353
Stock issued for services.......     13,333      60,000           --           --       60,000
Net (loss) for the year.........         --          --     (651,951)          --     (651,951)
Foreign currency translation
  adjustment....................         --          --           --     (214,169)    (214,169)
                                  ---------  ----------  ------------  -----------  ----------
BALANCE, JANUARY 31, 1996.......  3,005,108   6,972,674   (3,878,599)       6,701    3,100,776
Exercise of stock options.......     53,639         536           --           --          536
Stock issued in offering, net of
  offering costs................  3,450,000  16,003,388           --           --   16,003,388
Exercise of warrants............      6,000      11,490           --           --       11,490
Net (loss) for the year.........         --          --   (2,343,787)          --   (2,343,787)
Foreign currency translation
  adjustment....................         --          --           --       (3,868)      (3,868)
                                  ---------  ----------  ------------  -----------  ----------
BALANCE, JANUARY 31, 1997.......  6,514,747  22,988,088   (6,222,386)       2,833   16,768,535
Stock issued to acquire
  Eurosystems...................     58,896     600,000           --           --      600,000
Exercise of warrants............    477,674   1,289,298           --           --    1,289,298
Net income for the year.........         --          --    3,068,620           --    3,068,620
Foreign currency translation
  adjustment....................         --          --           --     (132,270)    (132,270)
                                  ---------  ----------  ------------  -----------  ----------
BALANCE, JANUARY 31, 1998.......  7,051,317  24,877,386   (3,153,766)    (129,437)  21,594,183
Net income for period
  (unaudited)...................         --          --    1,092,118           --    1,092,118
Exercise of stock options.......    100,000     400,000           --           --      400,000
Foreign currency translation
  adjustment....................         --          --           --      (77,705)     (77,705)
                                  ---------  ----------  ------------  -----------  ----------
BALANCE, APRIL 30, 1998
  (UNAUDITED)...................  7,151,317  $25,277,386  $(2,061,648)  $(207,142)  $23,008,596
                                  ---------  ----------  ------------  -----------  ----------
                                  ---------  ----------  ------------  -----------  ----------

          See accompanying notes to consolidated financial statements.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                FOR THE
                                                                                           THREE MONTHS ENDED
                                                                                               APRIL 30,
                                                       FOR THE YEARS ENDED JANUARY 31,        (UNAUDITED)
                                                       -------------------------------  ------------------------
                                                         1996       1997       1998        1997         1998
                                                       ---------  ---------  ---------  -----------  -----------

                                                                            (IN THOUSANDS)
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net income (loss)....................................  $    (652) $  (2,344) $   3,069   $     631    $   1,092
Adjustments to reconcile net income (loss) to net
  cash provided (used) by
  operating activities
Depreciation.........................................        356        518      1,092         195          294
Amortization.........................................        204        458      1,121         211          422
Write down of software development costs.............        755         --         --          --           --
Write down of goodwill...............................         --        552         --          --           --
Write down of investments............................         --        500         --          --           --
Share of results in equity investee..................        761        799         --          --           --
Stock issued for services............................         60         --         --          --           --
(Gain) on disposal of fixed assets...................        (36)      (152)       (54)        (23)          (8)
Decrease (increase) in accounts receivable...........       (525)    (2,850)     2,234       1,446       (2,093)
Decrease (increase) in deposits......................         24          6        (18)         --           --
Decrease (increase) in inventories...................       (348)    (1,162)    (2,432)       (694)      (1,218)
Decrease (increase) in prepaid expenses..............        (71)      (119)      (171)       (148)        (151)
Decrease in deferred income tax......................         --         --        725         136          323
Increase in income taxes.............................        204        188        256          75          242
(Increase) decrease in other current assets..........        (78)        37         11          43         (140)
Increase (decrease) in receivable--related party.....         (9)        47         --          --           --
Increase (decrease) in accounts payable..............      1,876        529     (1,783)       (619)         503
Increase (decrease) in accrued liabilities...........        543        429       (263)       (394)         276
Increase (decrease) in deferred revenue..............        515        499     (2,402)     (1,608)        (455)
                                                       ---------  ---------  ---------  -----------  -----------
Net cash provided (used) by operating activities.....      3,579     (2,065)     1,385        (749)        (913)
                                                       ---------  ---------  ---------  -----------  -----------
CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Purchase of equipment................................       (406)      (608)      (880)       (223)        (401)
Proceeds from disposal of equipment..................        178        186        164          26            8
Acquisition of subsidiaries, including related
  expenses, net of cash acquired.....................     (1,614)    (3,840)    (6,574)       (987)        (569)
Investment in and advances to equity investee........       (445)      (551)       143          (2)          --
Software development costs...........................       (383)        --         --          --           --
Increase (decrease) in other assets..................        (24)        23        (17)         (1)          14
                                                       ---------  ---------  ---------  -----------  -----------
Net cash (used) by investing activities..............     (2,694)    (4,790)    (7,164)     (1,187)        (948)
                                                       ---------  ---------  ---------  -----------  -----------
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Decrease (increase) in lines of credit-bank..........       (653)    (1,053)       468       2,206        1,453
Proceeds from notes payable..........................        500         --      2,858          --           (5)
Repayment of notes payable...........................       (584)    (2,849)        --          --           --
Proceeds from (repayment of) stockholders' advances..       (228)       112        (40)         --           --
Decrease (increase) in deferred offering costs.......        (78)       339         --          --           --
Payments of capital lease obligations................       (144)      (445)      (731)       (197)        (142)
Net proceeds from issuance of common stock...........        665     16,015      1,289          --          400
                                                       ---------  ---------  ---------  -----------  -----------
Net cash provided (used) by financing activities.....       (522)    12,119      3,844       2,009        1,706
                                                       ---------  ---------  ---------  -----------  -----------
Effect of exchange rate changes on cash..............       (213)        (3)      (132)        (22)         (78)
Net increase (decrease) in cash......................        150      5,261     (2,067)         51         (233)
                                                       ---------  ---------  ---------  -----------  -----------
Cash at beginning of period..........................      1,242      1,392      6,653       6,653        4,586
Cash at end of period................................  $   1,392  $   6,653  $   4,586   $   6,704    $   4,353
Supplemental disclosure of cash flow information:
Cash paid for interest expense.......................  $      58  $     297  $     632   $      71    $     209
Cash paid for income taxes...........................  $      --  $     547  $      42   $      --    $      --

        See accompanying notes to the consolidated financial statements

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           JANUARY 31, 1997 AND 1998

1. NATURE OF BUSINESS

    4Front Technologies, Inc. ("4 Front" or the "Company") is a leading provider of information technology ("IT") solutions, which consist of specialized computer services and complementary products, primarily to blue chip corporations and government authorities in the United Kingdom ("UK") and, to a growing extent, in Continental Europe. 4Front's solutions include hardware maintenance, help desk support, network services, specialized software services and products and the supply of high-end storage systems.

2. BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the date of acquisition. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

    The accompanying interim unaudited condensed consolidated financial statements as of April 30, 1998 and for the three months ended April 30, 1997 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

    In the opinion of management, the accompanying interim unaudited condensed consolidated financial statements contain all material adjustments consisting only of normal recurring adjustments necessary to present fairly the financial condition, the results of operations, the changes in stockholders' equity and cash flows of 4Front Technologies, Inc. for the interim periods presented.

    The results of the three months ended April 30, 1998 are not necessarily indicative of the results of operations for the full year. These interim unaudited condensed consolidated financial statements and related footnotes should be read in conjunction with the financial statements and footnotes thereto included herein.

3. USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. Significant assets and liabilities with reported amounts based on estimates include accounts receivable, inventories, deferred revenues and deferred income taxes.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A) REVENUE RECOGNITION

    Revenue from the sale of computer hardware and software is generally recognized when the product is shipped and in the case of software licenses only after the license has been signed and further obligations are not

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) significant. Where fixed fee contracts involve significant obligations after shipment of the product, revenue is recognized on the percentage-of-completion method of accounting.

    Revenues from engineering, implementation and training are recognized as the services are performed. Revenues from maintenance agreements are recognized ratably over the terms of the agreements.

    In all such cases, the Company only recognizes revenue when collection of the related receivable is probable.

    B) DEPOSITS

    Amounts paid by the Company as advances against future purchases of software are recorded as deposits until such time as the software is received.

    C) INVENTORIES

    Inventories are stated at the lower of cost (first in, first out method) or market value. Inventories consist primarily of computer hardware, software and work in progress. Work in progress represents labor and material costs incurred for customer software projects.

    D) DEFERRED OFFERING COSTS

    Deferred offering costs represent costs incurred for proposed offerings of common stock. Costs are charged against the proceeds of the offering, if successful, or to operations, if unsuccessful.

    E) DEPRECIATION

    Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease. The Company provides for depreciation of equipment using the straight-line method over the estimated useful lives of the respective assets, which range from three to five years. Equipment held under capital leases is amortized using the straight-line method over the lease term.

    F) INVESTMENT IN AND ADVANCES TO EQUITY INVESTEE

    In prior years the investment in the ActionTrac International partnership was accounted for using the equity method under which the Company's results included its 50% share of the partnership's operating profits or losses in accordance with the terms of the partnership agreement.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    G) FOREIGN CURRENCY TRANSLATION

    The Company considers the pound sterling to be the functional currency of its UK operations. The reporting currency of the Company is the US dollar; accordingly, all amounts included in the consolidated financial statements have been translated into US dollars.

                                                                             THREE MONTHS ENDED
                                              YEARS ENDING JANUARY 31,           APRIL 30,
                                                                                (UNAUDITED)
                                           -------------------------------  --------------------
EXCHANGE RATES                               1996       1997       1998       1997       1998
-----------------------------------------  ---------  ---------  ---------  ---------  ---------
Average..................................      1.575      1.607      1.643      1.631      1.670
Period end...............................      1.511      1.602      1.633      1.622      1.671

    All assets and liabilities of the UK operations are translated into US dollars using the exchange rates in effect on reporting dates for assets and liabilities. Income and expenses are translated at averaged rates in effect for the periods presented. The cumulative currency translation adjustment is reflect as a separate component of stockholders' equity on the consolidated balance sheet.

    Foreign currency transaction gains and losses are included in the consolidated results of operations for the periods presented. During the fiscal year ended January 31, 1997 and 1998 the Company had operating foreign exchange gains of $339,000 and $611,000, respectively. In fiscal year ended January 31, 1996 gains and losses made were insignificant. For the three months ended April 30, 1997 and 1998 the Company had operating foreign exchange gains of $140,000 and $44,000, respectively.

    H) INTANGIBLE ASSETS

    In connection with acquisitions accounted for under the purchase method (see note 5), the Company recorded goodwill based on the excess of the purchase price paid (cost of the acquisition) over the estimated fair value of the identifiable tangible and intangible assets and liabilities of the acquiree on the date of purchase. Goodwill is reported at cost, net of accumulated amortization, and is being amortized over its estimated useful life of between five and fifteen years. Accumulated amortization at January 31, 1997 and 1998 is $1.3 million and $2.4 million, respectively.

    In September 1997, the Company acquired Firstpoint. The acquisition of Firstpoint was deemed by management to be of strategic importance to the Company as it was to be the single largest acquisition by the Company in the services and help desk marketplace. The acquisition brought the Company into place as one of the top 5 independent maintenance services and help desk providers in the UK and gave the Company sufficient critical mass whereby enhancing its ability to successfully bid for service and help desk contracts in excess of $1 million revenues per annum. Firstpoint was a company which had strategic importance to the Company for the above reasons but in addition Firstpoint had been in existence for more than 20 years and had successfully maintained large market presence throughout the technology changes over that period and had in fact been able to branch out and expand into areas previously not covered. To date, following the acquisition of Firstpoint, the Company now manages in excess of 15 services and help desk contracts worth in excess of $1 million revenues each per annum. Management has deemed that an amortization period of fifteen years is the appropriate amortization period for the goodwill on this acquisition.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

    In addition, the Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

    I) SOFTWARE DEVELOPMENT COSTS

    The Company charges all costs of establishing technological feasibility of software products to research and development expense as incurred. Thereafter, software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization of software development costs ceases and amortization over the estimated useful life (not to exceed three years) of the product commences when the product is available for general release to customers. Any write down resulting from the periodic testing of net realizable value is recorded as accelerated amortization.

    The total amounts of software development costs capitalized during the years ended January 31, 1996, 1997 and 1998, all of which relate to the StreamZ communication software product, were $337,000, $0 and $0 respectively.

    J) INCOME TAXES

    The company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized for deferred tax assets if it is considered more likely than not that all or some portion of the deferred tax assets will not be realized. Income tax expense is tax payable for the current period and the change during the year in deferred tax assets and liabilities.

    K) DEFERRED REVENUE

    Deferred revenue is comprised of maintenance and support fees to be earned in the future on agreements existing and billed for at the balance sheet date.

    L) NET INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share is calculated in accordance with SFAS No.
128. Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common stock.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    M) CONCENTRATION OF CREDIT RISK

    At January 31, 1997 and 1998, cash includes L545,000 ($875,000) and
L2,138,000, ($3,491,000) respectively and at April 30, 1998 L2,014,000,
($3,363,000) held in demand deposit accounts in United Kingdom banks where deposits are not insured by the government. These balances are subject to foreign currency fluctuations, which in the past have not been material.

    N) STOCK-BASED COMPENSATION

    The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement defines a fair value based method of accounting for stock option plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. Under the new Statement, companies may continue to measure compensation cost of stock-based plans using the current accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Companies electing to remain with the accounting in Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined if the Statement were applied. The Statement was effective in 1996 and the Company adopted its provisions as of February 1, 1996. The Company has adopted the alternative accounting treatment allowed by the Standard and measures compensation cost in accordance with the provisions in Opinion No. 25.

    The cost resulting from the issuance of warrants and options to employees under a compensatory plan is based on their intrinsic value at the measurement date, which is equivalent to the excess of the fair market value of the Company's common stock over the exercise price of the related warrants or options.

    The cost resulting from the issuance of warrants and options to non-employees as part of transactions involving the exchange of products or services, or contracts to provide such, is based on their intrinsic value at the date of grant.

    O) LONG-LIVED ASSETS

    The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on February 1, 1996. This Statement required that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

    P) ADOPTION OF NEW STANDARDS

    The Company adopted the provisions of SFAS No. 128, Earnings Per Share, in January 1998. This Statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings per Share, and makes them more comparable to international EPS standards. Statement 128 replaces the presentation of primary EPS with a presentation of basic EPS. In addition, the Statement requires dual

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Prior periods are restated to conform to the new standard.

    Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") was also issued in June 1997 and is effective for fiscal years beginning after December 31, 1997. SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis used internally for evaluating segment performance and resource allocation. The Company will make the required disclosures for fiscal 1999.

    In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition". SOP 97-2 establishes standards relating to the recognition of all aspects of software revenue. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997, except for certain provisions related to vendor specific evidence which are effective for years beginning after December 15, 1998. Implementation guidelines for this standard have not yet been issued and a wide range of potential interpretations are being discussed by the accounting profession. Once available, such implementation guidance could lead to unanticipated changes in the Company's current revenue accounting practices, and such changes could be material to the Company's future revenue and earnings. The Company adopted SOP 97-2 as amended in its first quarter of fiscal 1999 and such adoption did not have a material impact on its financial statements.

5. WRITE-DOWN OF GOODWILL

    In the fourth quarter of fiscal year 1997, the Company recorded a charge of $552,000 related to the write down of goodwill to estimated recoverable value. The asset of goodwill related to the Xanadu acquisition was determined to have been impaired as a result of the loss during the year of several key franchises relating to the operation of this subsidiary. Anticipated future cash flows of the subsidiary indicate the recoverability of the asset is not reasonably assured.

    Upon determination that impairment of goodwill has occurred, the amount of the impairment is calculated by determining that portion of the goodwill which would not be expected to be recovered against operating income during the remaining amortization period based on estimated discounted future cash flows.

6. REORGANIZATION AND RESTRUCTURING

    In November 1996, the Company integrated its maintenance and support services businesses, which involved the closure of surplus facilities and various involuntary redundancies. The reorganization was substantially completed by February 1997. The reorganization and restructuring costs of $2.3 million include $716,000 relating to write down of fixed assets, $1.25 million relating to property costs and $320,000 relating to involuntary redundancy costs of employees. Of this amount, $1.3 million relates to the write down and costs paid during the year to January 31, 1997 and $988,000 was included as a liability at January 31, 1997, and this was fully utilized by January 31, 1998.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

7. BUSINESS ACQUISITIONS

    Effective March 31, 1995, 4Front Group Plc changed its name to Mortlake Software Limited. At the same time, the K2 Group Plc became the principal holding company of the UK operations and changed its name to 4Front Group Plc.

    Effective April 6, 1995, the Company acquired all the common stock of CCG Holdings Limited ("CCG") for cash consideration of L550,000 ($880,000) together with the issuance of 83,720 shares of common stock and an agreement to deliver up to an additional 108,836 shares of common stock valued at $2 per share in the event that certain profit targets were achieved. In addition, the Managing Director of CCG received options on 23,680 shares of common stock exercisable at $0.01 and was also entitled to receive additional options on up to 29,959 shares of common stock exercisable at $0.01 upon similar terms as to the entitlement of the CCG sellers to the performance related shares detailed above. On December 13, 1995 the board of directors of the Company deemed that all of the profit targets had been achieved and additional shares and options were duly issued.

    The business of CCG, carried out through its principal and wholly owned subsidiary, Compass Computer Group Limited (Compass), is the supply of computer hardware and software products for use within the commercial, industrial, scientific and government market places. It specializes in data storage systems, high end computers, networking products and associated technical consultancy and support together with maintenance services, all provided throughout the UK.

    Effective August 15, 1996, the Company acquired Hammer Distribution Limited ("Hammer") for $1.7 million cash (L1.1 million) plus an agreement to pay an additional maximum of $1.2 million cash (L750,000) based on the profits for Hammer for the year to January 31, 1997. In April 1997 a final contingent consideration of L537,000 ($860,000) was paid to the former stockholders of Hammer based on the profits for the year to January 31, 1997.

    Effective October 11, 1996 4Front Technologies Inc., acquired all of the issued and outstanding stock of Datapro Computers Group Limited ("Datapro"), for L1.39 million cash ($2.15 million), plus an agreement to pay an additional maximum of L135,000 ($200,000) based on the net assets in the Datapro September 1996 management accounts. The additional L135,000 ($200,000) was paid in December 1996.

    All acquisitions in fiscal year ended January 31, 1998 have been accounted for under the purchase method. On September 8, 1997, the Company acquired 100% of the issued and outstanding shares of Firstpoint Limited. The transaction is summarized as follows (in $ thousands):

Assets acquired:
  Current assets...................................................   $   6,110
  Property and equipment...........................................         276
  Goodwill.........................................................       6,871
Deferred taxation..................................................       1,380
Liabilities assumed:
  Current liabilities..............................................      (4,756)
  Deferred revenue.................................................      (3,594)
                                                                     -----------
Purchase price.....................................................   $   6,287
                                                                     -----------
                                                                     -----------

    The Company paid approximately $4.45 million in cash, net of cash received in the acquisition. In addition to the amount paid at the closing of the transaction, the Company will pay a further $1.8 million as deferred

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

7. BUSINESS ACQUISITIONS (CONTINUED)
consideration in equal quarterly instalments to February 1999. An amortization period of fifteen years is used in relation to the Firstpoint acquisition.

    On October 28, 1997, the Company acquired 100% of the issued and outstanding shares of Eurosystems France S.A. which included the wholly owned subsidiaries Netix S.A. and Eurosystems Belgium. This transaction is summarized as follows (in $ thousands):

Assets acquired:
  Current assets...................................................   $   2,163
  Property and equipment...........................................         175
  Goodwill.........................................................       2,728
Liabilities assumed:
  Current liabilities..............................................      (2,904)
  Deferred revenue.................................................      (1,032)
                                                                     -----------
Purchase price.....................................................   $   1,130
                                                                     -----------
                                                                     -----------

    The Company issued 58,896, ($600,000) in shares of its common stock to the former shareholders and $530,000 cash as consideration on acquisition. There is no deferred consideration. An amortization period of ten years is used in relation to the Eurosystems acquisition.

8. EARNINGS PER SHARE

    The computation for basic earnings per share is based on the net income divided by the weighted average number of common shares outstanding for the period.

    The Computation for diluted earnings per share is based on the Treasury Stock Method as per the requirements of SFAS No. 128. When common stock equivalents have an anti-dilutive effect on earnings (loss) per share, they are excluded from the calculation.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

8. EARNINGS PER SHARE (CONTINUED)
    The calculation for earnings per share is shown below for the following periods;

                                                               YEARS ENDED JANUARY 31,
                                                           -------------------------------
                                                             1996       1997       1998
                                                           ---------  ---------  ---------

                                                           (IN THOUSANDS EXCEPT PER SHARE
                                                                        DATA)
BASIC EARNINGS PER SHARE
Net income/(loss)........................................  $    (652) $  (2,344) $   3,069
                                                           ---------  ---------  ---------
Weighted Average Number of Common Shares outstanding.....      2,743      5,170      6,589
                                                           ---------  ---------  ---------
Net income/(loss) per Common Share Basic.................  $   (0.24) $   (0.45) $    0.47
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------
DILUTED EARNINGS PER SHARE

Net income/(loss)........................................  $    (652) $  (2,344) $   3,069
                                                           ---------  ---------  ---------
Weighted Average Number of Common Shares outstanding.....      2,743      5,170      6,589
Additional Shares to be Issued upon Assumed Exercise of
  Options and Warrants...................................         --         --      2,557
Shares Hypothetically Repurchased at the Average Market
  Price with the Proceeds of Exercise....................         --         --     (2,017)
                                                           ---------  ---------  ---------
Adjusted Shares for Dilution.............................      2,743      5,170      7,129
                                                           ---------  ---------  ---------
Net income/(loss) per Common Share Diluted...............  $   (0.24) $   (0.45) $    0.43
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------

9. INVENTORIES

    Inventories consist of the following:

                                                                          APRIL 30,
                                                     JANUARY 31,         -----------
                                               ------------------------     1998
                                                  1997         1998      (UNAUDITED)
                                               -----------  -----------  -----------
                                                          (IN THOUSANDS)
Computer hardware............................   $   6,949    $  11,702    $  13,074
Computer software............................          83           20            9
Work in progress.............................         100          130          104
                                               -----------  -----------  -----------
                                                $   7,132    $  11,852    $  13,187
                                               -----------  -----------  -----------
                                               -----------  -----------  -----------

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

10. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                                 JANUARY 31,
                                                                           ------------------------
                                                                              1997         1998
                                                                           -----------  -----------
                                                                                (IN THOUSANDS)
Vehicles.................................................................   $   1,324    $   1,327
Furniture, fixtures and equipment........................................       1,246        2,767
Computer equipment.......................................................       1,508        3,168
                                                                           -----------  -----------
                                                                                4,078        7,262
Less accumulated depreciation............................................      (2,027)      (4,407)
                                                                           -----------  -----------
                                                                            $   2,051    $   2,855
                                                                           -----------  -----------
                                                                           -----------  -----------

11. INVESTMENT IN AND ADVANCES TO EQUITY INVESTEE

    On December 7, 1993, the Company and ActionTrac, Inc., a United States corporation specializing in help desk products and services for the computer software industry, formed a partnership named ActionTrac International (ActionTrac) which is equally owned by the Company and ActionTrac, Inc. ActionTrac held the world rights outside the United States, Canada and Mexico to the proprietary help desk systems, services and software of ActionTrac, Inc. The purpose of the partnership was to expand ActionTrac, Inc.'s current North American operations on a worldwide basis. On May 13, 1994 ActionTrac established ActionTrac UK Limited as a wholly owned UK subsidiary.

    Under the terms of the partnership agreement, the Company was required to make a capital contribution of $500,000, which was used to establish ActionTrac UK Limited and to develop the UK help desk operations, and ActionTrac, Inc. contributed a ten year renewable license for the help desk software. During the years ended January 31, 1996 and 1997, the Company made further advances to the partnership amounting to $478,000 and $551,000, respectively. In conjunction with its participation in the ActionTrac partnership the Company acquired 500,000 shares of restricted ActionTrac, Inc. common stock at $1 per share.

    Development of the UK help desk was completed and ActionTrac UK Limited commenced operations on May 1, 1995. The Company's share of the partnership's operating loss for the period from May 1, 1995 to January 31, 1996 amounted to $179,000.

    Due to the accelerated pace of technological change (including recent advances in telecommunications systems and help desk software technology) and the increasing diversity in the market for help desk services the Company re-evaluated the net realizable value of its investment in and advances to the ActionTrac International partnership at January 31, 1996. As a result the Company recorded a write down of $582,000 in the year to January 31, 1996.

    On December 24, 1996 ActionTrac Inc., the Company's former partner in the ActionTrac Joint Venture, filed for bankruptcy in the USA. As a result of the bankruptcy, the Company reviewed the carrying value of its investment in ActionTrac Inc. and its advances to the ActionTrac joint venture. It was concluded that these were not recoverable and the Company has therefore written off its investment in ActionTrac Inc. of $500,000 and advances to the equity investee of $799,000.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

11. INVESTMENT IN AND ADVANCES TO EQUITY INVESTEE (CONTINUED)
    Further to the acquisition of Datapro in October 1996, the Company has acquired an investment in a small UK software company called Channel Business Systems. The Company is actively looking to dispose of this equity investee which at January 31, 1997 is recorded in the accounts of the Company at $143,000. The Company disposed of this in fiscal 1998 for its book value.

12. ACCRUED LIABILITIES

    Accrued liabilities are as follows:

                                                                 JANUARY 31,
                                                           ------------------------
                                                              1997         1998
                                                           -----------  -----------

                                                                (IN THOUSANDS)
Valued Added Tax.........................................   $   1,741    $   1,876
Payroll taxes............................................         686        1,866
Other....................................................          56          285
                                                           -----------  -----------
                                                            $   2,483    $   4,027
                                                           -----------  -----------
                                                           -----------  -----------

13. LINES OF CREDIT BANK

                                                                                 JANUARY 31,
                                                                           ------------------------
                                                                              1997         1998
                                                                           -----------  -----------
                                                                                (IN THOUSANDS)
The Company has a L650,000 (approximately $1.1 million) line of credit
  (overdraft protection) with a United Kingdom bank. Interest is charged at 2.75% above bank base rates. Bank base interest rate was 7.25% at
  January 31, 1998.......................................................   $     583    $     943
The Company has a L997,000 (approximately $1.6 million) line of credit
  (overdraft protection) with a United Kingdom bank which includes
  L200,000 (approximately $0.3 million) VAT and duty deferment on the import of goods into the United Kingdom. Interest is charged at 2.5%
  above bank base rate of 7.25% at January 31, 1998......................         296          644
The Company has a L700,000 (approximately $1.1 million) line of credit
  (overdraft protection) with a United Kingdom bank. Interest is charged on utilized facilities at 2.5% above bank base rate of 8.25% at January
  31, 1998. The line of credit is secured on the assets of the Company...         298           --
The Company's French subsidiary Eurosystems France S.A. has bank lines of credit with French and Belgium banks for $1.1 million. Interest is charged at rates between 4.55% and 9.15% on utilized amounts. The lines
  of credit are secured on the assets of Eurosystems France..............          --          722
                                                                           -----------  -----------
                                                                            $   1,177    $   2,309
                                                                           -----------  -----------
                                                                           -----------  -----------

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

14. NOTES PAYABLE

    Notes payable are as follows:

                                                                                 JANUARY 31,
                                                                           ------------------------
                                                                              1997         1998
                                                                           -----------  -----------
                                                                                (IN THOUSANDS)
Notes payable to a United Kingdom factoring company representing advance payments on eligible trade receivables. The Company remains liable for the advance payments in the event the receivables are not collected.
  The Company pays the factoring company an administrative fee of 0.075%
  of the receivable balance and interest at 1.75% above bank base rates.
  Bank base rate was 7.25% at January 31, 1998. This facility was not in existence at January 31, 1997 the facility is secured by a fixed and
  floating charge over the trade receivables of Hammer...................   $      --    $   2,858
                                                                           -----------  -----------
                                                                            $      --    $   2,858
                                                                           -----------  -----------
                                                                           -----------  -----------

15. INCOME TAXES

    The Company files a separate US federal income tax return for its domestic operations and a Local income tax return for each of its foreign subsidiaries. The foreign subsidiaries compute taxes at rates in effect in their respective locations. Deferred federal income taxes are not provided on the undistributed earnings of the Company's foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings in the its foreign operations.

    At January 31, 1998 the Company has available for future use approximately $1,390,000 of net operating loss carryforwards expiring from 2004 through 2012, related to its domestic operations and $4,877,000 related to its foreign operations, which are carry forward indefinitely.

    The provision for income taxes (benefit) is as follows:

                                                                 JANUARY 31,
                                                    -------------------------------------
                                                       1996         1997         1998
                                                    -----------  -----------  -----------

                                                               (IN THOUSANDS)
Current:
  US Federal......................................   $      --    $      --    $      --
  US State........................................          --           --           --
  Foreign.........................................         206          526          625
                                                           ---          ---   -----------
                                                           206          526          625
Deferred:
  US Federal......................................          --           --         (467)
  US State........................................          --           --          (71)
  Foreign.........................................          --         (110)         962
                                                           ---          ---   -----------
                                                            --         (110)         424
                                                           ---          ---   -----------
    Total provision for income taxes..............   $     206    $     416    $   1,049
                                                           ---          ---   -----------
                                                           ---          ---   -----------

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

15. INCOME TAXES (CONTINUED)
    The Company computes income tax expense based on the foreign statutory rates. Income tax expense for the years ended January 31, 1996 and 1997 was computed by applying the UK statutory rate of 33% to pre-tax income (loss). During the year ended January 31, 1998, the UK statutory rate was reduced from 33% to 31%. For the year ended January 31, 1998, the Company computed income tax expense at a rate of 33% for 2 months and 31% for 10 months resulting in a blended tax rate of 31.33% for the year.

    Income tax expense for the years ended January 31, 1996, 1997 and 1998 differed from the amounts computed by applying the UK statutory tax rate to pre-tax income (loss) as a result of the following:

                                                       FOR THE YEARS ENDED JANUARY 31,
                                                    -------------------------------------
                                                       1996         1997         1998
                                                    -----------  -----------  -----------

                                                               (IN THOUSANDS)
Expected tax at UK rate...........................   $    (147)   $    (636)   $   1,290
Effect of write-downs and amortization of
  goodwill........................................         500          395          351
Change in valuation allowance.....................        (156)         452         (418)
Utilization of net operating losses for which no
  benefit was previously recognized...............          --           --         (289)
Effect of UK statutory rate change on deferred tax
  assets and liabilities..........................          --           --           59
Non deductible items and other....................           9          205           56
                                                         -----        -----   -----------
Actual tax charge.................................   $     206    $     416    $   1,049
                                                         -----        -----   -----------
                                                         -----        -----   -----------

    The tax effects of temporary differences and net operating loss carryforwards that give rise to deferred tax assets and (liabilities) are as follows at January 31:

                                                              1997         1998
                                                           -----------  -----------
                                                                (IN THOUSANDS)
Net operating loss carryforwards.........................   $   1,361    $   2,041
Other deferred tax assets................................         430          662
                                                           -----------  -----------
Total deferred tax assets................................       1,791        2,703
Valuation allowance......................................        (818)        (301)
                                                           -----------  -----------
Deferred tax assets, net.................................   $     973    $   2,402
                                                           -----------  -----------
                                                           -----------  -----------

    In order for the net deferred tax asset to be realized, the Company's foreign operations will need to earn taxable income of approximately $7.0 million. Since the UK net operating loss carryforwards can be carried forward indefinitely, there is no time limit over the period this income must be earned. Management believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

    At January 31, 1996 and 1997, the Company had established a valuation allowance against its otherwise recognizable deferred tax assets of its domestic operations due to uncertainty surrounding the ability of the Company, to generate taxable income in furture periods in its domestic operations. For the year ended January 31, 1998, the valuation allowance decreased by $289,000 as a result of the utilization of net operating

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

15. INCOME TAXES (CONTINUED)
losses for which no previous benefit had been recognized. Furthermore, the valuation allowance decreased because management beleives that it is more likely than not that the results of future operations will generate sufficient taxable income to realize $418,000 of deferred tax assets of its domestic operations.

    Due to the uncertainty surrounding the ability of the Company, to generate taxable income in future periods in its domestic operations, the Company has recorded a valuation allowance against a portion of its otherwise recognizable deferred tax assets of its domestic operations.

16. COMMITMENTS AND CONTINGENCIES

LEASES

    The Company leases vehicles under capital leases which expire over the next two years. The gross amount of these capital leases is as follows:

                                                                JANUARY 31,
                                                            --------------------
                                                              1997       1998
                                                            ---------  ---------

                                                               (IN THOUSANDS)
Vehicles, gross...........................................  $     937  $   1,025
Less accumulated depreciation.............................       (348)      (499)
                                                            ---------  ---------
Net.......................................................  $     589  $     526
                                                            ---------  ---------
                                                            ---------  ---------

    The total charge for depreciation for assets under capital leases for the year to January 31, 1998 was $253,196.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Future minimum lease payments including payments for rental inventories with a net book value of $63,320, under capital leases together with the present value of net minimum lease payments at January 31, 1998 are as follows (in thousands):

1999................................................................  $     558
2000................................................................        320
2001................................................................        196
2002................................................................         65
2003................................................................         12
                                                                      ---------
Total minimum lease payments........................................      1,151
Less amount representing interest...................................       (172)
                                                                      ---------
Present value of net minimum lease payments.........................        979
Less current portion................................................       (482)
                                                                      ---------
                                                                      $     497
                                                                      ---------
                                                                      ---------

The Company also has certain non-cancellable operating leases for premises and various equipment and vehicles. Total rental expenses for operating leases for the years ending January 31, 1996, 1997 and 1998 amounted to $961,455, $1,107,086 and $2,421,431, respectively.

    The principal lease commitments for premises are as follows:

    - the Company's K2 subsidiary leases an office facility in Watford, England for $197,000 (L124,000) per year. The lease, on which there are periodic reviews, expires August 2013.

    - the Company's 4Front Services subsidiary leases an office/warehouse facility in Ruislip, England for $140,000 (L87,410) per year expiring February 2002.

    - the Company's Firstpoint subsidiary leases an office/warehouse facility in Slough, England for $465,000 (L285,000) per year. The lease which expires in December 2010 is subject to periodic reviews.

    - the Company's Datapro subsidiary leases an office/warehouse facility in Brighton, England for $56,000 (L35,000) expiring in February 2002.

    - the Company's 4Front Products subsidiary leases an office/warehouse facility in Newbury, England for $60,000 (L37,000). The lease expires in September 2002.

    - the Company's Hammer subsidiary leases office/warehouse facilities in Basingstoke, England for $10,000 (L67,000). The leases expire in September 1999 and March 2000.

    - the Company's 4Front Group subsidiary leases offices in London, England for $60,000 (L37,000). The lease expires in April 2002.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Obligations under operating leases are as follows for each of the years ending January 31, (in thousands):

1999...............................................................  $   2,915
2000...............................................................      2,618
2001...............................................................      1,867
2002...............................................................      1,476
2003...............................................................        882
Thereafter.........................................................      6,715
                                                                     ---------
Total..............................................................  $  16,473
                                                                     ---------
                                                                     ---------

LITIGATION

    The Company is involved in various claims and legal proceedings arising in the ordinary course of business. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the Company's consolidated financial position or consolidated results of its operations.

17. STOCKHOLDERS' EQUITY

RECENT STOCK TRANSACTIONS

    As of January 31, 1995 the Company's counsel, Miller & Holguin, converted $75,000 of fees into 18,750 shares of the Company's common stock valued at $4.00 per share.

    Effective April 6, 1995 the Company acquired all of the outstanding shares of CCG Holdings Limited (Compass, now called 4Front Products) in exchange for 192,556 shares of the Company's common stock and cash consideration payable to the selling stockholders.

    During May 1995 the Company issued 25,750 shares of common stock as part of a bridge financing valued at $2.00 per share. In connection with this bridge financing the Company issued warrants convertible at any time from September 1996 to June 2000 into 257,500 shares of common stock at $4.50 per share (see note 18).

    During 1995 the Company received $1,166,074 ($665,353 net of offering costs) from the sale of 262,144 shares of common stock in private placement offerings. In connection with these placements the Company issued warrants convertible at any time prior to May 2000 into 150,457 shares of common stock at $6.50 per share and further warrants convertible between October 1996 and October 2001 into 100,000 shares of common stock at $7.50 a share.

    In November 1995, the Company's then Counsel, Miller & Holguin, converted $60,000 of fees into 13,333 shares of the Company's common stock valued at $4.50 per share and were issued with warrants convertible at any time from November 1996 to November 2001 into 13,333 shares of common stock at $7.50 a share.

    In June 1996, the Company sold 3,000,000 shares of common stock at $5.75 in a public offering of shares. Pursuant to this offering the underwriters exercised the over allotment option under which an additional 450,000 shares of common stock were sold.

    Pursuant to the Offering of the Companys' Common Stock completed in June 1996, 300,000 warrants to purchase Common Stock were granted to the underwriters at an exercise price of $9.49.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

17. STOCKHOLDERS' EQUITY (CONTINUED)
    During fiscal year ended January 31, 1997 and 1998, 25,163 options previously granted in August and November 1995 at $5.00 lapsed due to the grantees no longer working for the Company.

    In the fiscal year ended January 31, 1997, 6,000 warrants at $2.00 were exercised.

    The number of warrants outstanding are summarized as follows at January 31:

                                                                NUMBER OF SHARES OF
                                                                    COMMON STOCK
                                                                  TO BE ISSUED ON
                                                                     CONVERSION
                                                                --------------------
DATE CONVERTIBLE                            CONVERSION PRICE      1997       1998
-----------------------------------------  -------------------  ---------  ---------
Prior to December 31, 1997...............       $    2.00         487,000         --
Prior to December 31, 1997...............            7.50         157,200         --
Prior to August 9, 1997..................            4.00          15,425         --
Prior to January 31, 2000................            4.50         197,500    197,500
September 1996 to June 2000..............            4.50         257,500    257,500
Prior to May 2000........................            6.50         150,457    150,457
October 1996 to October 2001.............            7.50         113,333    113,333
June 1996 to June 2001...................            9.49         300,000    300,000

    During fiscal 1998, 407,774 of the $2.00 warrants were exercised, 69,900 of the $7.50 warrants were exercised and all remaining $2.00, $7.50 and $4.00 warrants expired.

18. STOCK OPTIONS

    Pursuant to a non-qualified plan approved by the Board of Directors in 1989, all employees of the Company may be granted options to purchase common stock of the Company at a price not less than the fair market value on the date of grant. The term of the option shall be no longer than five years from the date the option is granted. The Company has reserved 75,000 of the authorized but unissued shares of common stock for issuance upon exercise of the options. Pursuant to the above plan 57,500 options were granted as of July 27, 1989 to current and former officers and directors of the Company. The options were exercised in July 1994 for $38,352.

    In September and November 1994 the Company, through another stock option plan, has issued 1,260,875 options to management, employees and consultants to purchase common stock at an exercise price of $4.00 per share. These options are exercisable through periods ending September and November 1999.

    In August and November 1995 the Company through another stock option plan has issued 725,463 options to management, employees and consultants to purchase common stock at an exercise price of $5.00 per share. These options are exercisable through August and November 2000.

    In August 1995, options to purchase 24,000 shares of common stock at a price of $4.40 per share (expiring August 2000) were issued to a consultant pursuant to a contractual obligation.

1996 EQUITY INCENTIVE PLAN

    In May 1996, the Company, adopted the 1996 4Front Technologies, Inc. Equity Incentive Plan (the "Plan"), which provides for the issuance of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options, to purchase an aggregate of up to 400,000

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

18. STOCK OPTIONS (CONTINUED)
shares of the Common Stock of the Company. The Plan permits the grant of options to officers, employees, directors and consultants of the Company. This Plan was approved by stockholders on February 5, 1997 at a Special Meeting.

    Pursuant to the Plan, in February 1997, 122,000 options were issued by the Company to management and employees to purchase common stock at an exercise price of $5.75. These options are exercisable through February 2007.

    Pursuant to the Plan, in February 1997, 125,000 options were issued by the Company to management and employees to purchase common stock at an exercise price of $3.38. These options are exercisable through February 2007.

    Pursuant to the Plan, in November 1997, 87,500 options were issued by the Company to management and employees to purchase common stock at an exercise price of $8.75. These options are exercisable through November 2007.

    A summary of the status of the Company's stock option plans as of January 31, 1996, 1997 and 1998 and changes during the years ended on those dates is presented below (shares in thousands):

                                                       1996                      1997                      1998
                                             ------------------------  ------------------------  ------------------------
                                                           WEIGHTED                  WEIGHTED                  WEIGHTED
                                                            AVERAGE                   AVERAGE                   AVERAGE
                                                           EXERCISE                  EXERCISE                  EXERCISE
                                               SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
                                             -----------  -----------  -----------  -----------  -----------  -----------
Outstanding at beginning of year...........       1,261    $    4.00        2,010    $    4.37        1,985    $    4.36
Granted....................................         749         4.98           --           --          335         5.65
Exercised..................................          --           --           --           --           --           --
Forfeited..................................          --           --          (25)        5.00         (135)        4.90
Outstanding at end of year.................       2,010         4.37        1,985         4.36        2,185         4.52
                                                  -----                     -----                     -----
Options exercisable at year-end............       2,010                     1,985                     2,185
                                                  -----                     -----                     -----
                                                  -----                     -----                     -----

19. BRIDGE FINANCING

    The cash portion of the Compass acquisition was funded primarily from the proceeds of a $790,000 bridge loan which was completed in January, 1995 and a private equity placement completed in May, 1995 in which gross proceeds of approximately $630,000 were raised. This bridge loan, plus interest, fell due on May 31, 1995. Some of the balance of the May, 1995 placement proceeds were utilized to repay certain participants in the January, 1995 bridge loan, while the other participants either converted their bridge loan into equity as offered in the private equity placement or, in the case of the holders of approximately $530,000 of the January, 1995 bridge loan amount, chose to extend their participation into a new bridge loan of $1,030,000 which was completed by the Company in June, 1995. The proceeds of this June, 1995 bridge loan were used to fund acquisition costs and to provide additional general working capital for the Company. This bridge loan, plus interest, was originally due on December 14, 1995. At January 31, 1996 $50,000 of this loan had been repaid, and the remaining $980,000 was fully repaid in June 1996, following the successful completion of the sale of common stock in the offering.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

20. RELATED PARTY TRANSACTIONS

    In addition to transactions with related parties discussed throughout the notes to the consolidated financial statements, the following related party transactions have taken place.

CONTROL OF THE COMPANY

    The Chairman of the Board and Chief Executive Officer and Vice Chairman of the Board and President have signifcant shareholdings.

RECEIVABLE-RELATED PARTY

    As of January 31, 1997 and 1998 the Company is owed $644,356 and $0 respectively by a company controlled by a stockholder. The receivable is non-interest bearing, due in 1997 and guaranteed by another stockholder.

STOCKHOLDERS ADVANCES

    As of January 31, 1997 and 1998 the Company's major stockholders were owed $504,000 and $18,000 respectively, in non-interest, unsecured advances, due on demand, subordinated to the collection of a receivable from a company controlled by a stockholder.

CONSULTING SERVICES

    During the periods ended January 31, 1996, 1997, 1998 the Company compensated one of its officers/ stockholders for services in the amount of approximately $29,818, $47,286 and $64,868 respectively. At January 31, 1996 and 1997, $0 and $0 respectively, was owed to this related party.

OFFICE SPACE

    The Company rents office space in Denver, Colorado provided by an officer/stockholder of the Company at $500 per month. The lease is on a month-to-month basis.

PRIVATE PLACEMENT COSTS

    During the year ended January 31, 1997 the Company's Chairman/Chief Executive Officer paid offering costs on behalf of the Company of $193,000 which was subsequently reimbursed.

BRIDGE LOANS

    A relative of the Company's Chairman participated in the bridge financing arrangements described in note 17 and as of January 31, 1997 and 1998 was owed $980,000 and $0, respectively. In addition, the relative received a total of 36,500 shares of Common Stock and warrants representing 365,000 shares of Common Stock in connection with the bridge loan arrangements of January and June 1995. The $980,000 was repaid in June 1996 following the successful offering of shares by the Company.

OTHER

    Prior to his appointment as a non-executive director of the Company, Mr. A.K. Ross purchased 15,000 shares of the Company's Common Stock and warrants to purchase 15,000 shares for total consideration of

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

20. RELATED PARTY TRANSACTIONS (CONTINUED)
$66,000 in the Company's May, 1995 private placement of securities. In June, 1995, Mr. Ross loaned $50,000 to the Company, in consideration of which the Company issued to Mr. Ross 1,250 shares of Common Stock and warrants to purchase 12,500 shares. The $50,000 loan has been repaid to Mr. Ross, with interest. During the year January 31, 1997 Mr. Ross was paid $10,000 salary for his duties as non-executive director . This was increased to $15,000 as of February 1, 1997.

    In April 1996 Mr. Brian Murray was appointed as a non-executive director of the Company. Mr. Murray was paid a salary of $10,000 per annum for his services as non-executive director for the year to January 31, 1997. This was increased to $15,000 as of February 1, 1997.

21. PENSION PLANS

    The Company sponsors, through its 4Front Group subsidiary, a money purchase pension plan (voluntary) covering its Chairman and Chief Executive Officer and President. The Company made contributions of approximately $18,000 (L12,000) and $54,000 (L32,000) in the years ended January 31, 1997 and 1998 respectively per year under this plan, although no contribution was made in the year ended January 31, 1996. The Company through its 4Front Products, Datapro, Firstpoint, K2 and 4Front Services subsidiaries also sponsor money purchase pension plans (voluntary) covering certain directors and employees. There are no accrued pension contributions at January 31, 1995, 1996 and 1997 under any plan. The Company and its subsidiaries contributed $321,000 under all pension plans for other employees in the fiscal year ended January 31, 1998.

22. STOCK BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS No. 123), which encouraged the use of a fair value based method of accounting for compensation expense associated with stock options and similar plans. However, SFAS No. 123 permits the continued use of the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but requires additional disclosures, including pro forma calculations of net earnings and earnings per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in 1996 and 1997. The pro forma data presented below is not representative of the effects on reported amounts for future years for SFAS No. 123 does not apply to awards prior to 1996 and additional awards are expected in the future.

                                                        AS REPORTED            PRO FORMA
                                                    --------------------  --------------------
                                                      1997       1998       1997       1998
                                                    ---------  ---------  ---------  ---------
Net income (loss) (in thousands)..................  $  (2,343) $   3,069  $  (2,995) $   2,155
Income (loss) per share...........................  $   (0.45) $    0.47  $   (0.58) $    0.31

Average shares outstanding........................  5,170,254  6,588,911  5,170,254  6,851,253
Average fair value of grants during the year......

Black-Scholes option pricing model assumptions:
  Risk-free interest rate.........................                              5.2%       5.2%
  Expected life (years)...........................                               10         10
  Volatility......................................                             66.9%      66.9%

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

23. FOREIGN OPERATIONS

    Included in the accompanying consolidated financial statements are the following amounts for the United Kingdom and Continental Europe operations at:

                                                        JANUARY 31,
                                                ----------------------------
                                                    1997           1998
                                                -------------  -------------

                                                       (IN THOUSANDS)
Cash..........................................    $     875      $   3,438
Accounts receivable...........................       15,365         18,357
Inventories...................................        7,132         11,852
Deposits......................................           31             49
Other current assets..........................        1,099          1,936
Income taxes receivable.......................           32              6
Property and equipment, net...................        2,051          2,855
Other assets..................................           83            101
                                                -------------  -------------
                                                  $  26,668      $  38,594
                                                -------------  -------------
                                                -------------  -------------

                                            YEARS ENDED JANUARY 31,
                                  -------------------------------------------
                                      1996           1997           1998
                                  -------------  -------------  -------------

                                                (IN THOUSANDS)
Revenues........................    $  32,249      $  53,015      $  84,145
                                  -------------  -------------  -------------
Cost of revenues................       20,808         36,018         54,662
Write down of software
  development costs.............          755             --             --
Expenses........................       10,262         16,729         23,937
Income taxes....................          206            416          1,049
                                  -------------  -------------  -------------
Net income (loss)...............    $     217      $    (148)     $   4,497
                                  -------------  -------------  -------------
                                  -------------  -------------  -------------

    During the year ended January 31, 1996, 1997 and 1998, no customers accounted for 10% or more of total revenues.

                   4FRONT TECHNOLOGIES, INC. AND SUBSIDIARIES

                           JANUARY 31, 1997 AND 1998

24. SUPPLEMENTAL INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS FOR NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                        JANUARY 31,
                                  -------------------------------------------------------
                                        1996               1997               1998
                                  -----------------  -----------------  -----------------

                                                      (IN THOUSANDS)
Stock issued to bridge financing
  holders.......................      $      52          $      --          $      --
Purchase of equipment financed
  with capital lease
  obligations...................      $      72          $     398          $     675
Stock issued to acquire
  Compass.......................      $     385          $      --          $      --
Stock issued to acquire
  Eurosystems...................      $      --          $      --          $     600

25. ALLOWANCE FOR DOUBTFUL ACCOUNTS

    The following is a summary of the change in the allowance for doubtful accounts for each of the years in the three year period ended January 31, 1998.

                                                            1996       1997       1998
                                                             ---     ---------  ---------
                                                                  (IN THOUSANDS)

Balance at the beginning of year........................  $      33  $      79  $     273
Provision...............................................         71        349        518
Charges.................................................        (25)      (155)      (339)
                                                                ---  ---------  ---------
Balance at the end of the year..........................  $      79  $     273  $     452
                                                                ---  ---------  ---------
                                                                ---  ---------  ---------

26. COMPREHENSIVE INCOME (UNAUDITED)

    The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income/(loss) generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income/(loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income was $609,000 and $1,014,000 for the three months ended April 30, 1997 and 1998, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          -----
Prospectus Summary...................           3
Risk Factors.........................           6
Use of Proceeds......................          11
Dividend Policy......................          11
Price Range of Common Stock..........          12
Capitalization.......................          12
Selected Consolidated Financial
  Information........................          13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................          15
Business.............................          22
Management...........................          29
Certain Transactions.................          34
Principal and Selling Stockholders...          35
Description of Capital Stock.........          37
Certain United States Federal Tax
  Consequences for Non-U.S.
  Holders............................          39
Shares Eligible For Future Sale......          41
Underwriting.........................          42
Legal Matters........................          44
Experts..............................          44
Available Information................          45
EASDAQ Information...................          45
Index to Consolidated Financial
  Statements.........................         F-1

                                3,425,000 SHARES

                                      [LOGO]

                           4FRONT TECHNOLOGIES, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               HAMBRECHT & QUIST

                                  FAC/EQUITIES

                               WHEAT FIRST UNION

                              KAUFMAN BROS., L.P.
                                ----------------

                    CO-MANAGERS AND MARKET MAKERS ON EASDAQ

                               HAMBRECHT & QUIST
                                  EUROMARKETS

                              PANMURE GORDON & CO.
                                    LIMITED

                                  JULY 2, 1998

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